     As filed with the Securities and Exchange Commission on August 13, 2002

                                                     1933 Act File No. 333-90982
                                                     1940 Act File No. 811-03763

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.  Exact name of Trust:  CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 128

B.  Name of Depositor:    CLAYMORE SECURITIES, INC.

C.  Complete address of Depositor's principal executive offices:

                              210 North Hale Street
                              Wheaton, Illinois 60187

D.  Name and complete address of agents for service:

    CLAYMORE SECURITIES, INC.
    Attention:  Nicholas Dalmaso, Esq.
    Executive Vice President and General Counsel
    210 North Hale Street
    Wheaton, Illinois 60187

    CHAPMAN AND CUTLER
    Attention:  Eric F. Fess, Esq.
    111 West Monroe Street
    Chicago, Illinois  60603

It is proposed that this filing will become effective (check appropriate box)

/ / immediately upon filing pursuant to paragraph (b)
/ / on (date) pursuant to paragraph (b)
/ / 60 days after filing pursuant to paragraph (a)
/ / on (date) pursuant to paragraph (a) of rule 485 or 486

E. Title of securities being registered: Units of fractional undivided beneficial interest.

F. Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

/ / Check box if it is proposed that this filing will become effective on / / (date) at (time) Eastern Time pursuant to Rule 487.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                             PRELIMINARY PROSPECTUS


                             DATED AUGUST 13, 2002


                             SUBJECT TO COMPLETION


               CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 128

                VALUE & PRESERVATION DEFINED PORTFOLIO SERIES 1


                                [CLAYMORE LOGO]


                    PROSPECTUS PART A DATED AUGUST 13, 2002


THE TRUST CONSISTS OF SHARES OF THE BOYAR VALUE FUND, INC. AND ZERO COUPON U.S.
 TREASURY OBLIGATIONS AND SEEKS TO PROVIDE THE PROTECTION OF A MINIMUM MATURITY
       VALUE OF $10 PER UNIT AND THE POTENTIAL FOR CAPITAL APPRECIATION.

The Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.
           Any representation to the contrary is a criminal offense.

 INVESTMENT SUMMARY
-------------------------------------------

                                    OVERVIEW


   Claymore Securities Defined Portfolios, Series 128 is a unit investment trust that consists of the Value & Preservation Defined Portfolio Series 1 (the "TRUST"). The trust seeks to achieve its investment objective by investing in the Boyar Value Fund, Inc. (the "BOYAR FUND") and zero coupon U.S. Treasury obligations (the "TREASURY OBLIGATIONS"). Claymore Securities, Inc. ("CLAYMORE" or the "SPONSOR") serves as the sponsor of the trust.



   The trust is scheduled to terminate in approximately 12 years.


                              INVESTMENT OBJECTIVE

   The trust seeks to provide the protection of a minimum maturity value of $10 per unit and the potential for capital appreciation.


                         PRINCIPAL INVESTMENT STRATEGY



   The trust seeks to provide investors with the protection of a minimum maturity value of $10 per unit by investing, on the inception date (the "INCEPTION DATE"), approximately 58% of its assets in Treasury Obligations The trust also seeks to provide the potential for capital appreciation by investing approximately 42% of its assets in the Boyar Fund. As an investor in the trust, you may be able to accomplish two investment goals: safety and growth. Unitholders may be able to benefit from the trust's desire to provide a minimum value when units are held to maturity, and have the potential for capital appreciation from the Boyar Fund.


   THE BOYAR FUND. The Boyar Fund is an open-end management investment company that seeks long-term capital appreciation, which it pursues by investing primarily in equity securities of companies that are believed by the Boyar Fund's investment adviser to be intrinsically undervalued.


   Investment advisory services for the Boyar Fund are provided by Boyar Asset Management, Inc. (the "ADVISER") and the Boyar Fund is managed by Claymore Fund Management Company LLC (the "MANAGER"). Neither the Adviser, Mark A. Boyar nor the Manager provides any advisory, management or other services to the trust.



   Under normal market conditions, the Boyar Fund invests primarily in equity securities which are believed by the Adviser to be intrinsically undervalued. Intrinsic value, as the Adviser defines it, is the estimated current worth that would accrue to the stockholders of a company, either through liquidation of corporate assets upon termination of operations, or through the sale or merger of the entire enterprise as a continuing business.



   The Adviser believes that stock market prices often fail to accurately reflect the underlying intrinsic value of companies. To find undervalued securities, the Adviser evaluates a company and its assets as any acquisition-minded business executive would. The Adviser takes the company's balance sheet, tears it apart, and reconstructs it in accordance with economic reality - as opposed to generally accepted accounting principles. Economic reality, according to the Adviser, is the result when you tear a company's balance sheet apart and find hidden or undervalued assets. If the Adviser determines that he would purchase the assets of a company at a significant discount to intrinsic value, the Adviser believes that after a reasonable period of time, either the stock market will accurately


2  Investment Summary
reflect those values, or the assets of the company will be acquired by a third party.



   The Adviser utilizes a "buy and hold" investment strategy which reflects the determination to grow capital and maintain purchasing power by holding securities for the long term. A long-term orientation may seem stodgy, but this approach is as important to investment success as picking the right securities at the right price and at the right time. Holding the equity of good companies purchased at bargain prices provides the opportunity for appreciation without the return-eroding effects of commissions and capital gains taxes. The Adviser employs a variety of different investment strategies and techniques to uncover opportunities for the Boyar Fund.



   The principal risks of investing in the Boyar Fund are that the return on, and value of, an investment in the Boyar Fund will fluctuate in response to stock market movements. Stocks and other equity securities are subject to market risks and fluctuations in value due to earnings, economic conditions and other factors beyond the control of the Adviser. As a result, there is a risk that an investor could lose money by investing in the Boyar Fund.



   Further risks associated with an investment in the Boyar Fund may arise from the Boyar Fund's investment in the securities of small and mid-capitalization companies. Securities of small and mid-capitalization companies are more likely to experience higher price volatility and may have limited liquidity (which means that the Boyar Fund might have difficulty selling them at an acceptable price when it wants to).



   See "The Boyar Value Fund, Inc." in Part B of the prospectus for details. In addition, for more complete information regarding the Boyar Fund, please consult the Boyar Fund's prospectus and Statement of Additional Information. A copy of these documents is available through the Securities and Exchange Commission or by contacting the sponsor as referenced on the back cover of Part A of the prospectus.



   TREASURY OBLIGATIONS. The Treasury Obligations are zero coupon U.S. Treasury bonds that are purchased at a discount to their maturity value. The Treasury Obligations pay their full face value at a specified maturity date. While the trust's initial public offering price as of the Inception Date is $9.421 per unit, and the market value will fluctuate during its life, the trust seeks to provide a minimum maturity value of at least $10 per unit.


   Instead of the Treasury Obligations paying interest, the earnings are added to the original investment, increasing their value as they approach maturity. Although no interest payments will be distributed during the life of the trust, investors are subject to income taxes at ordinary rates as if a distribution had occurred.


   The Treasury Obligations are backed by the full faith and credit of the U.S. Government; however, units of the trust and the units' market value are not. The securities are expected to remain in the trust until termination.



   See "Investment Policies" in Part B of the prospectus for more information.


                                PRINCIPAL RISKS

   As with all investments, you can lose money by investing in this trust. The trust also might

                                                           Investment Summary  3
not perform as well as you expect. This can happen for reasons such as these:


   - SECURITIES PRICES CAN BE VOLATILE. Due to market risk, the value of your investment may fall over time. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the trust, government policies, litigation, and changes in interest rates, inflation, the financial condition of the stock's issuer or even perceptions of the issuer.


   - The value of the Treasury Obligations will be adversely affected by decreases in bond prices and increases in interest rates.


   - THE SPONSOR DOES NOT ACTIVELY MANAGE THE PORTFOLIO. The trust will generally hold, and may continue to buy, the same securities even though its outlook or its market value or yield may have changed. The Boyar Fund, however, is actively managed and as a result the trust will be subject to management risk to the extent it invests in the Boyar Fund.



   - The trust's investment in the Boyar Fund will subject unitholders to not only the expenses of the trust but also the indirect expenses of the Boyar Fund.



   - The Treasury Obligations held by the trust are zero coupon bonds. Zero coupon bonds do not provide for the payment of any current interest. The buyer receives only the right to receive a final payment of the face amount of the bond at its maturity. Zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are bonds of comparable quality that pay interest currently. In addition, you will be required to include original issue discount relating to the Treasury Obligations in income every year as it accrues, even prior to receiving any cash distributions.



   - The Boyar Fund may contain securities of small and mid-capitalization companies. Securities of such companies are more likely to experience higher price volatility and may have limited liquidity.


   See "Risk Factors" in Part B of the Prospectus and "Investment Risks" in Part A of the Prospectus for additional information.

                               WHO SHOULD INVEST

   You should consider this investment if:


   - You want to invest in the Boyar Fund with the trust's desire to provide the protection of a $10 per unit minimum maturity value offered by zero coupon Treasury Obligations;


   -  You want the capital appreciation potential of the Boyar Fund; and

   -  The trust represents only a portion of your overall investment portfolio.

   You should not consider this investment if:

   - You are unwilling to take the risks involved with owning an equity investment; and

   -  You do not have a long-term investment horizon.

4  Investment Summary

--------------------------------------------------

                             ESSENTIAL INFORMATION
                           (AS OF THE INCEPTION DATE)



INCEPTION DATE                                                   August 13, 2002



UNIT PRICE                                                                $9.421



TERMINATION DATE                                               November 15, 2014


DISTRIBUTION DATES                                  Last business day of January
                                                                 commencing 2003



RECORD DATES                                        15th business day of January
                                                                 commencing 2003



PORTFOLIO DIVERSIFICATION


    Boyar Value Fund                                                         42%


    Zero Coupon Treasury Obligations                                         58%


CUSIP NUMBERS


CASH DISTRIBUTIONS (ALL ACCOUNTS)                                      183845502



REINVESTED DISTRIBUTIONS
Standard Accounts                                                      183845510
Wrap Fee Accounts                                                      183845528


Dollar-weighted
Average maturity of the Treasury Obligations 12.25 years


MINIMUM INVESTMENT
Standard accounts                                               $1,000/100 units

Retirement accounts and
custodial accounts for minors                                      $250/25 units

-
--------------------------------------------------------


                               FEES AND EXPENSES



   The amounts below are estimates of the direct and indirect expenses that you may incur based on a $9.421 unit price. Actual expenses may vary.



                                             PERCENTAGE       AMOUNT
                                             OF PUBLIC      PER $1,000
 INVESTOR FEES                             OFFERING PRICE   INVESTED(4)
 -------------                             --------------   -----------
 INITIAL SALES FEE PAID ON PURCHASE(1)            0.76%       $ 7.60
 DEFERRED SALES FEE(2)                            3.72         37.20
 CREATION AND DEVELOPMENT FEE(3)                  0.47          4.70
                                             ---------        ------
 MAXIMUM SALES FEES
 (including creation and development fee)         4.95%       $49.50
                                             =========        ======



 INVESTOR FEES
 -------------
 ESTIMATED ORGANIZATION COSTS
 (amount per 100 units paid by trust at
 end of initial offering period or after
 six months, if earlier)                   $        6.00
                                           =============



ANNUAL                                       APPROXIMATE
OPERATING EXPENSES                           % OF PUBLIC      AMOUNT PER
OF THE TRUST                              OFFERING PRICE(4)    100 UNITS
------------                              -----------------    ---------
Trustee's fee                                      0.101%        $0.95
Sponsor's supervisory fee                          0.037          0.35
Evaluator's fee(5)                                 0.032          0.30
Bookkeeping and administrative fee                 0.027          0.25
Estimated other trust operating
 expenses(6)                                       0.011          0.11
Estimated Boyar Fund expenses(7)                   0.693          6.53
                                             -----------         -----
Total                                              0.901%        $8.49
                                             ===========         =====



(1) The initial sales fee provided above is based on the unit price on the Inception Date. Because the initial sales fee equals the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D FEE") (as described below), the percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred charges begin. Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable maximum sales fee.

(2) The deferred sales fee is fixed at $0.35 per unit and is deducted in monthly installments of $0.07 per unit on the last business day of each month from February 2003 through June 2003. The percentage provided is based on a $9.421 unit as of the Inception Date and the percentage amount will vary over time.

                                                           Investment Summary  5

(3) The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.045 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be ninety days from the Inception Date. The percentages provided are based on a $9.421 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $9.421 per unit, the C&D Fee will be less than 0.47% of the Public Offering Price; if the unit price is less than $9.421 per unit, the C&D Fee will exceed 0.47% of the Public Offering Price.

(4) Based on 100 units with a $9.421 per unit Public Offering Price as of the Inception Date.

(5) The Evaluator will charge an evaluation fee only with respect to that portion of the trust that consists of Treasury Obligations.

(6) Other operating expenses do not include brokerage cost and other transactional fees.

(7) Estimated Boyar Fund Expenses are based upon the net asset value of the number of Boyar Fund shares held by the trust per Unit multiplied by the Boyar Fund's Annual Operating Expenses for the most recent fiscal year. The sponsor will rebate to the trust any 12b-1 fees it receives from the Boyar Fund in its capacity as distributor of the Boyar Fund. As a result, The Estimated Boyar Fund Expenses reflect the rebating of the 12b-1 fees. See "The Boyar Fund, Inc. - Expense Information" in Part B of the Prospectus for more information.



                                    EXAMPLE

   This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:


1 year                                              $ 647
3 years                                             $ 824
5 years                                             $ 999
10 years                                            $1,427



   These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees paid by the trust or transaction fees that broker-dealers may charge for processing redemption requests.



   Like all other investors in the Boyar Fund, the trust will bear its portion of the operating expenses of the Boyar Fund, including the advisory and management fees paid to the Adviser and the Manager.


   See "Expenses of the Trust" in Part B of the prospectus for additional information.

6  Investment Summary

 UNDERSTANDING YOUR INVESTMENT

-------------------------------------------

                                HOW TO BUY UNITS


   You can buy units of the trust on any business day by contacting your financial professional. The Public Offering Prices of units are available daily on the Internet at www.claymoresecurities.com. The Public Offering Price includes:



   -  the value of the securities,


   -  the initial sales fee, and

   -  cash and other net assets in the portfolio.


   We often refer to the purchase price of units as the "OFFER PRICE" or "PUBLIC OFFERING PRICE." We must receive your order to buy units prior to the close of the New York Stock Exchange (normally 4:00 p.m. Eastern time) to give you the price for that day. If we receive your order after this time, you will receive the price computed on the next business day.



   VALUE OF THE SECURITIES. The sponsor serves as the evaluator of the trust (the "EVALUATOR"). We determine the value of the securities as of the close of the New York Stock Exchange on each day that the exchange is open (the "EVALUATION TIME").



   PRICING THE SECURITIES. We generally determine the value of shares of the Boyar Fund based upon their net asset value. The value of the Treasury Obligations are generally based upon their aggregate offer side evaluations during the primary offering period and aggregate bid side evaluations following the termination of the primary offering period. The offering side price generally represents the price at which investors in the market are willing to sell a security and the bid side evaluation generally represents the price that investors in the market are willing to pay to buy a security. The bid side evaluation is lower than the offering side evaluation.



   The sponsor determined the initial prices of the securities shown in "Trust Portfolio" in this prospectus. The sponsor determined these initial prices as described above at the close of the New York Stock Exchange on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price as of the close of the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.



   ORGANIZATION COSTS. During the initial offering period, part of your purchase price includes a per unit amount sufficient to reimburse us for some or all of the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, legal fees, federal and state registration fees and the initial fees and expenses of the trustee. Your trust will sell securities to reimburse us for these costs at the end of the initial offering period or after six months, at the discretion of the sponsor.



   TRANSACTIONAL SALES FEE. You pay a fee when you buy units. We refer to this fee as the "TRANSACTIONAL SALES FEE." The transaction sales fee has both an initial and a deferred component and is 4.48% of the Public Offering Price based on a $9.421 unit. This percentage amount of the transactional sales fee is based on the unit price on the Inception Date. Because the transactional sales fee equals the difference between the maximum sales fee and the C&D Fee, the percentage and dollar amount of the transactional sales


                                                Understanding Your Investment  7
fee will vary as the unit price varies. The transactional sales fee does not include the C&D Fee which is described under "Expenses of the Trust" in Part B of the Prospectus and in "Fees and Expenses" in Part A of the Prospectus.



   INITIAL SALES FEE. Based on a $9.421 unit, the initial sales fee is initially 0.76% of the Public Offering Price. The initial sales fee, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge (4.95% of the Public Offering Price) and the sum of the maximum remaining deferred sales fees and the C&D Fee (initially $3.95 per unit). The dollar amount and percentage amount of the initial sales fee will vary over time.



   DEFERRED SALES FEE. To keep your money working longer, we defer payment of the rest of the transactional sales fee through the deferred sales fee ($0.35 per unit).



   REDUCING YOUR SALES FEE. We offer a variety of ways for you to reduce the maximum sales fee you pay. It is your financial professional's responsibility to alert us of any discount when you order units. Since the deferred sales fee and the C&D Fee are a fixed dollar amount per unit, your trust must charge the deferred sales fee and the C&D Fee per unit regardless of any discounts. However, if you are eligible to receive a discount such that your total maximum sales fee is less than the fixed dollar amount of the deferred sales fee and the C&D Fee, the sponsor will credit you the difference between your maximum sales fee and the sum of the deferred sales fee and the C&D Fee, at the time you buy units, by providing you with additional units.


   LARGE PURCHASES. You can reduce your maximum sales fee by increasing the size of your investment.

   INVESTORS WHO MAKE LARGE PURCHASES ARE ENTITLED TO THE FOLLOWING SALES CHARGE
REDUCTIONS:


                      Sales Charge
                       Reductions
                     (as a % of the
                     Public Offering
Purchase Amount(1)       Price)
------------------       ------
Less than $50,000              0%
$50,000 - $99,999           0.25%
$100,000 - $249,999         0.50%
$250,000 - $499,999         1.00%
$500,000 - $999,999         2.00%
$1,000,000 or more          3.00%


(1) Sales charge reductions are computed both on a dollar basis and on the basis of the number of units purchased, at any point of purchase, using the equivalent of 5,000 units to $50,000, 10,000 units to $100,000 etc., and will be applied on that basis which is more favorable to you.

   You may AGGREGATE unit purchases by the same person on any single day from any one broker-dealer to qualify for a purchase level. You can include these purchases as your own for purposes of this aggregation:

   -  purchases by your spouse or minor children and

   -  purchases by your trust estate or fiduciary accounts.

   You may also use a LETTER OF INTENT to combine purchases over time to qualify for a purchase level. Under this option, you must give us a letter of intent to purchase a specified amount of units of any Claymore unit trust over a specified time period. The letter must specify a time

8  Understanding Your Investment
period of no more than 13 months. Once you sign a letter of intent, we will reduce your fee based on your total purchase commitment as shown in the table above. If your purchases exceed the level specified in your letter, you will still receive the additional fee reduction for your purchases shown in the table above (we will not cap your discount). If your total purchases are less than the level specified in your letter, you must pay the fee difference to us. We reserve the right to redeem your units if you do not pay the difference.

   The discounts described above apply only during the initial offering period.

   ADVISORY AND WRAP FEE ACCOUNTS. We reduce your transactional sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" is imposed. We reduce your fee by the amount of the fee that we would normally pay to your financial professional. You pay only the portion of the transactional sales fee that the sponsor retains. This table provides an example of the transactional sales fee you will pay per unit if you purchase units in this type of account on the Inception Date.


Fee paid on purchase                                $ 0.000
Deferred sponsor retention                            0.090
                                                    -------
Total                                               $ 0.090
                                                    =======


   Units will also be subject to all trust expenses, including the C&D Fee. This discount applies during the initial offering period and in the secondary market. Your financial professional may purchase units with the Wrap Fee Account CUSIP number to facilitate purchases under this discount, however, we do not require that you buy units with this CUSIP number to qualify for the discount. If you purchase units with this special CUSIP number, you should be aware that all distributions will automatically reinvest into additional units of your trust.

   EXCHANGE OR ROLLOVER OPTION. If you are buying units of the trust in the primary market with redemption or termination proceeds from any other Claymore unit trust, you may purchase units at 99% of the maximum Public Offering Price. You may also buy units with this reduced sales fee if you are purchasing units in the primary market with (1) the termination proceeds from a non-Claymore unit trust with a similar investment strategy or (2) the redemption proceeds from a non-Claymore trust if such trust has a similar investment strategy and the corresponding Claymore trust provides a periodic update of that investment strategy. Such purchases entitled to this sales charge reduction may be classified as "ROLLOVER PURCHASES."

   Rollover Purchases are also subject to the C&D Fee. See "Expenses of the Trust" in Part B of the Prospectus.

   EMPLOYEES. We do not charge the portion of the transactional sales fee that we would normally pay to your financial professional for purchases made by officers, directors and employees and their family members (spouses, children and parents) of Claymore and its affiliates, or by registered representatives of selling firms and their family members (spouses, children and parents). You pay only the portion of the fee that the sponsor retains. Such purchases are also subject to the C&D Fee. Dealers are not entitled to a concession for such purchases. You may purchase units with the Wrap Fee Account

                                                Understanding Your Investment  9

CUSIP number to facilitate purchases under this discount, however, we do not require that you buy units with this CUSIP number to qualify for the discount. If you purchase units with this special CUSIP number, you should be aware that all distributions will automatically reinvest into additional units of your trust. This discount applies during the initial offering period and in the secondary market.

   DIVIDEND REINVESTMENT PLAN. We do not charge any transactional sales fee when you reinvest distributions from your trust into additional units of the trust. Since the deferred sales fee is a fixed dollar amount per unit, your trust must charge the deferred sales fee per unit regardless of this discount. If you elect the distribution reinvestment plan, we will credit you with additional units with a dollar value sufficient to cover the amount of any remaining deferred sales fee that will be collected on such units at the time of reinvestment. The dollar value of these units will fluctuate over time. This discount applies during the initial offering period and in the secondary market.

   See "Purchase, Redemption and Pricing of Units" in Part B of the prospectus for more information regarding buying units.

   HOW WE DISTRIBUTE UNITS. We sell units to the public through broker-dealers and other firms. We pay part of the sales fee you pay to these distribution firms when they sell units. The distribution fee paid for a given transaction is as follows:


                                                          Concession per Unit:
                       Purchase Amount/                    (as a % of Public
                      Form of Purchase:                     Offering Price):
                      -----------------                     ----------------
      Less than $50,000                                              3.60%
      $50,000 - $99,999                                              3.35
      $100,000 - $249,999                                            3.10
      $250,000 - $499,999                                            2.60
      $500,000 - $999,999                                            1.60
      $1,000,000 or more                                             1.00
      Rollover Purchases                                             1.30
      Wrap Account and Employee Purchases                            0.00



   We apply these amounts as a percent of the unit price per transaction at the time of the transaction. We also apply the different distribution levels on a unit basis using a $9.421 unit equivalent. For example, if a firm executes a transaction between 10,000 and 24,999 units, it earns 3.10% of the unit price.


   We generally register units for sale in various states in the U.S. We do not register units for sale in any foreign country. It is your financial professional's responsibility to make sure that units are registered or exempt from registration if you are a foreign investor or if you want to buy units in another country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.


   We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. For


10  Understanding Your Investment
example, we lost $0 on the initial deposit of securities into the trust.


   See "Purchase, Redemption and Pricing of Units" in Part B of the prospectus for additional information.

                             HOW TO SELL YOUR UNITS


   You can sell your units on any business day by contacting your financial professional or, in some cases, the trustee. Unit prices are available daily on the Internet at www.claymoresecurities.com or through your financial professional. The sale or redemption price per unit is generally based upon the bid prices of the Treasury Obligations and the net asset value of the Boyar Fund (while the Public Offering Price of the units during the primary offering period is based upon the offering prices of the Treasury Obligations and the net asset value of the Boyar Fund). We often refer to the sale price of units as the "BID PRICE." You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers may charge a transaction fee for processing unit redemptions or sale requests.


   Until the end of the initial offering period, the price at which the trustee will redeem units and the price at which the sponsor may repurchase units include estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

   INVESTORS WHO SELL OR REDEEM UNITS OF THE TRUST PRIOR TO THE MATURITY OF THE TRUST MAY RECEIVE MORE OR LESS THAN THE $10 PER UNIT MINIMUM MATURITY VALUE DEPENDING ON MARKET CONDITIONS THE DAY THE UNITS ARE SOLD OR REDEEMED.


   SELLING UNITS. We intend to, but are not obligated to, maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current price which is based on their net asset value. We may then resell the units to other investors at the Public Offering Price or redeem them for the redemption price. Our secondary market repurchase price is generally the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current unit prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current price.


   REDEEMING UNITS. You may also be able to redeem your units directly with the trustee, The Bank of New York, on any day the New York Stock Exchange is open. The trustee must receive your completed redemption request prior to the close of the New York Stock Exchange for you to receive the unit price for a particular day. (For what constitutes a completed redemption request, see "Purchase, Redemption and Pricing of Units - Redemption" in the Part B of the prospectus.) If your request is received after that time or is incomplete in any way, you will receive the next price computed after the trustee receives your completed request. Rather than contacting the trustee directly, your financial professional may also be able to redeem your units by using the Investors' Voluntary Redemptions and Sales (IVORS) automated redemption service offered through Depository Trust Company.

   If you redeem your units, the trustee will generally send you a payment for your units no

                                               Understanding Your Investment  11
later than three business days after it receives all necessary documentation.


   You can generally request an in-kind distribution of the securities underlying your units if you own units worth at least $10,000 or you originally paid at least that amount for your units. This option is currently only available for shares of the Boyar Fund. However, it is the sponsor's intent to obtain the necessary exemptive relief from the Securities and Exchange Commission to allow the Treasury Obligations to be liquidated and the proceeds invested in additional shares of the Boyar Fund. If you choose to receive an in-kind distribution of shares of the Boyar Fund you will incur a Rule 12b-1 fee imposed on shares of the Boyar Fund. You may not request this option in the last 30 days of your trust's life. We may modify or discontinue this option at any time without notice.


   EXCHANGE OPTION. You may be able to exchange your units for units of other Claymore unit trusts at a reduced sales fee. You can contact your financial professional or Claymore for more information about trusts currently available for exchanges. Before you exchange units, you should read the prospectus carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. To qualify for a reduced sales fee, you must purchase units in a subsequent trust on the same day that you redeem units of your current trust. We may discontinue this option at any time.

   For more complete information regarding selling or redeeming your units, see "Purchase, Redemption and Pricing of Units" in Part B of the prospectus.

                                 DISTRIBUTIONS

   DIVIDENDS. Your trust generally pays dividends from its net investment income along with any excess capital on each distribution date to unitholders of record on the preceding record date. You can elect to:

   -  reinvest distributions in additional units of your trust at no fee, or

   -  receive distributions in cash.

   You may change your election by contacting your financial professional or the trustee. Once you elect to participate in a reinvestment program, the trustee will automatically reinvest your distributions into additional units at their net asset value on the distribution date. We waive the sales fee for reinvestments into units of your trust. We cannot guarantee that units will always be available for reinvestment. If units are unavailable, you will receive cash distributions. We may discontinue these options at any time without notice.


   In some cases, your trust might pay a special distribution if it holds an excessive amount of principal pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose securities are in your portfolio. The amount of your distributions will vary from time to time as companies change their dividends or trust expenses change.


   REINVEST IN YOUR TRUST. You can keep your money working by electing to reinvest your distributions in additional units of your trust. The easiest way to do this is to have your financial professional purchase units with one of the Reinvestment CUSIP numbers listed in the "Investment Summary" section of this prospec-

12  Understanding Your Investment
tus. You may also make or change your election by contacting your financial professional or the trustee.


REPORTS. The trustee will send your financial professional a statement showing income and other receipts of your trust for each distribution. Each year the trustee will also provide an annual report on your trust's activity and certain tax information. You can request copies of securities evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.


   See "Administration of the Trust" in Part B of the prospectus for additional information.

                                INVESTMENT RISKS


   ALL INVESTMENTS INVOLVE RISK. This section describes the main risks that can impact the value of the securities in your portfolio. You should understand these risks before you invest. If the value of the trust's securities falls, the value of your units will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.



   MARKET RISK. Market risk is the risk that the value of the securities will fluctuate. This could cause the value of your units to fall below your purchase price. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the trust, government policies, litigation, and changes in interest rates, inflation, the financial condition of the stock's issuer or even perceptions of the issuer. Even though we carefully supervise your portfolio, you should remember that we do not manage your portfolio. Your trust will not sell a stock solely because the market value falls as is possible in a managed fund.


   Despite the fact that the Treasury Obligations included in the trust are backed by the full faith and credit of the U.S. Government, the market value of the units of the trust is not so backed and the units are exposed to market risk.


   INFLATION RISK. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.



   INTEREST RATE RISK. Interest rate risk is the risk that the Treasury Obligations included in the trust will decline in value because of a rise in interest rates. Generally, bonds will increase in value when interest rates decline and decrease in value when interest rates rise. Typically, bonds with longer periods before maturity are more sensitive to interest rate changes.



   ZERO COUPON RISK. The Treasury Obligations held by the trust are zero coupon bonds. Zero coupon bonds do not provide for the payment of any current interest. The buyer receives only the right to receive a final payment of the face amount of the bond at its maturity. Zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are bonds of comparable quality that pay interest currently. In addition, you will be required to include original issue discount relating to the Treasury Obligations in income every year as it accrues, even prior to receiving any cash distributions.



   Because the Treasury Obligations pay no interest until their maturity, shares of the Boyar Fund will generally have to be sold to pay trust expenses or meet redemption requests. As the Treasury Obligations are included in the trust to help meet the trust's goal of providing $10 per unit at the trust's termination, they will not be sold to pay expenses of the trust or to meet redemption requests unless their sale will not


                                               Understanding Your Investment  13
reduce the per unit termination value below $10. The sale of a portion of the Boyar Fund in these situations will reduce the capital appreciation potential of the trust.



   FOREIGN RISKS. Certain of the securities included in the Boyar Fund may be securities and/or American Depositary Receipts ("ADRS") of foreign companies. ADRs are denominated in U.S. dollars and are typically issued by a U.S. bank or trust company. An ADR evidences ownership of an underlying foreign security. The trustee acts as the depositary for a number of ADRs.


   Foreign securities present risks beyond securities of U.S. issuers. Foreign securities may be affected by:

   -  Adverse political, diplomatic and economic developments;

   -  Political or economic instability;

   -  Higher brokerage costs;

   -  Currency risk;

   -  Less liquidity;

   -  More volatile prices;

   -  Reduced government regulation;

   -  Different accounting standards;

   -  Foreign taxation; and

   -  Less publicly available information.


   The U.S. and foreign equity markets often rise and fall at different times or by different amounts due to economic or other developments particular to a given country. This phenomenon would tend to lower the overall price volatility of a portfolio that included both U.S. and foreign securities. Sometimes, however, global trends will cause the U.S. and foreign markets to move in the same direction, reducing or eliminating the risk reduction benefit of international investing.



   SMALL AND MID-SIZED COMPANY RISK. There is no minimum or maximum market capitalization of the companies in which the Boyar Fund may invest. Investing in securities of small- and medium-sized companies may involve greater risks since these securities may have limited marketability and, thus, their market prices may be more volatile than securities of larger, more established companies or the market in general. Because small- and medium-sized companies normally have fewer shares outstanding than larger companies, it may be more difficult for the Boyar Fund to buy or sell significant amounts of these shares without an unfavorable impact on prevailing prices. Small-sized companies may have limited product lines, markets or financial resources and may lack management depth. In addition, small- and medium-sized companies are typically subject to a greater degree of changes in earnings and business prospects than are larger, more established companies. There is typically less publicly available information concerning small-and medium-sized companies than for larger, more established ones. Although investing in securities of small- and medium-sized companies offers potential for above-average returns if the companies are successful, the risk exists that such companies will not succeed and the prices of their shares could significantly decline in value.



   EXPENSE RISKS. Because the trust invests in the Boyar Fund, the trust and unitholders will be subject to the operating expenses of the Boyar Fund, including the management fee that is paid to an affiliate of the sponsor. These expenses


14  Understanding Your Investment
will be in addition to the expenses of the trust that unitholders must bear. Increased operating expenses reduce the trust's ability to achieve its investment objective.



   See "Risk Factors" and "The Boyar Fund, Inc." in Part B of the prospectus for additional information.


                              HOW THE TRUST WORKS


   YOUR TRUST. Your trust is a unit investment trust registered under the Investment Company Act of 1940 and the Securities Act of 1933. We created the trust under a trust agreement between Claymore Securities, Inc. (as sponsor, evaluator and supervisor) and The Bank of New York (as trustee). To create your trust, we deposited contracts to purchase securities with the trustee along with an irrevocable letter of credit or other consideration to pay for the securities. In exchange, the trustee delivered units of your trust to us. Each unit represents an undivided interest in the assets of your trust. These units remain outstanding until redeemed or until your trust terminates.



   CHANGING YOUR PORTFOLIO. Your trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed after its inception. Your trust will generally buy and sell securities:


   -  to pay expenses,

   -  to issue additional units or redeem units,

   -  in limited circumstances to protect the trust,

   - to make required distributions or avoid imposition of taxes on the trust, or

   -  as permitted by the trust agreement.


   While the trust is not actively managed, the Boyar Fund is actively managed and the securities held by the Boyar Fund will change over time.



   Your trust will generally reject any offer for securities or property other than cash in exchange for the securities in its portfolio. However, if a public tender offer has been made for a security or a merger or acquisition has been announced affecting a security, your trust may either sell the security or accept a tender offer for cash if the supervisor determines that the sale or tender is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders. If the trust receives securities or property other than cash, it may either hold the securities or property in its portfolio or sell the securities or property and distribute the proceeds. For example, this could happen in a merger or similar transaction.



   The trust agreement requires the Trustee to vote all shares of the Boyar Fund held in the trust in the same manner and ratio on all proposals as the owners of the Boyar Fund shares not held by the trust.



   We will increase the size of your trust as we sell units. When we create additional units, we will seek to replicate the existing portfolio. When your trust buys securities, it will pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in prices between the time we create units and the time your trust buys the securities. When your trust buys or sells securities, we may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with your trust. We may consider whether a firm sells units of our trusts when we select firms to handle these transactions.


                                               Understanding Your Investment  15

   TERMINATION OF YOUR TRUST. Your trust will terminate no later than the termination date listed in the "Investment Summary" section of this prospectus. The trustee may terminate your trust early if the value of the trust is less than 20% of the value of the securities in the trust at the end of the initial offering period. At this size, the expenses of your trust may create an undue burden on your investment. Investors owning two-thirds of the units in your trust may also vote to terminate the trust early. We may also terminate your trust in other limited circumstances.



   The trustee will notify you of any termination and sell any remaining securities. The trustee will send your final distribution to you within a reasonable time following liquidation of all the securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units. You may be able to request an in-kind distribution of the securities underlying your units at termination. Please refer to the section entitled "How to Sell Your Units - Redeeming Units" for information on in-kind distributions.


   See "Administration of the Trust" in Part B of the prospectus for additional information.

                              GENERAL INFORMATION


   THE BOYAR FUND. The Boyar Fund is an open-end, diversified management investment company organized as a Maryland corporation. Its board of directors supervises the business activities of the Boyar Fund. Like other mutual funds, various organizations are retained to perform specialized services for the Fund. The Boyar Fund's principal executive offices are located at 221 East Fourth Street, Suite 300, Cincinnati, Ohio 45202. Due to the trust's ownership of shares of the Boyar Fund, the trust may be deemed, under the Securities Act of 1933, to be an underwriter of the Boyar Fund.



   Pursuant to a Management Agreement with the Manager, the Manager oversees the daily operations of the Boyar Fund and supervises the performance of administrative and professional services provided by others, including the Adviser. As compensation for its services and the related expenses borne by the Manager, the Boyar Fund pays the Manager a fee, computed daily and payable monthly, at the annual rate of 0.50% of the Boyar Fund's average daily net assets.



   The Manager is located at 210 North Hale Street, Wheaton, Illinois 60187. Ladenburg Thalmann Asset Management, Inc. owns 25% of the outstanding securities of the Manager. Ladenburg Thalmann Asset Management, Inc. is a wholly-owned subsidiary of Ladenburg Thalmann & Co. Inc., a registered broker-dealer and a member of the New York Stock Exchange since 1876. Claymore Securities, Inc. owns 25% of the outstanding securities of the Manager. Claymore Securities, Inc. is a wholly owned subsidiary of Claymore Group, LLC, a Delaware limited liability company. David C. Hooten and Benjamin T. Fulton own 100% of Claymore Group, LLC. Ebbets Field Association LLC, an entity controlled by Mark A. Boyar, owns the other 50% of the outstanding voting securities of the Manager. On August 12, 2002, the Manager changed its form of organization from a Delaware corporation to a Delaware limited liability company and changed its name from Ladenburg Thalmann Fund Management, Inc. to Claymore Fund Management Company LLC. Claymore Securities, Inc. also acquired a 25% interest in the Manager. There has been no change in the fee rate payable to the Manager as a result of these changes.


16  Understanding Your Investment

   The Adviser is an affiliate of Mark Boyar & Company, Inc. ("MARK BOYAR & CO."), a registered broker-dealer. The Adviser's principal business address is 35 East 21st Street, New York, New York 10010.



   Pursuant to the Investment Advisory Agreement among the Manager, the Adviser and the Boyar Fund, the Adviser furnishes continuous investment advisory services to the Boyar Fund. Subject to the supervision and direction of the Manager and the Board of Directors, the Adviser manages the Boyar Fund's portfolio in accordance with the stated policies of the Boyar Fund. The Adviser makes investment decisions for the Boyar Fund and places orders for the purchase and sale of portfolio securities. For the services provided pursuant to the Investment Advisory Agreement, the Fund pays the Adviser a fee, computed daily and payable monthly, at the annual rate of 0.50% of the Boyar Fund's average daily net assets.



   Mark A. Boyar is the chief investment officer of the Boyar Fund, and is primarily responsible for the day-to-day management of the Boyar Fund's portfolio. Mr. Boyar, the President of Mark Boyar & Co., has also been the President of the Adviser since 1983. Mark Boyar & Co. publishes ASSET ANALYSIS FOCUS, an institutionally-oriented research service that focuses on uncovering intrinsically undervalued companies for investment and merger and acquisition activity. Investors in the Boyar Fund can generally expect to hold many of the companies featured in ASSET ANALYSIS FOCUS. Claymore also serves as the principal underwriter and distributor of the Boyar Fund. Neither the Adviser, Mark A. Boyar or the Manager provides advisory, management or other services to the trust.



   CLAYMORE. We are an investment banking firm created as Ranson &
Associates, Inc. in 1995. In November 2001, we changed our name from Ranson & Associates, Inc. to Claymore Securities, Inc. During our history we have been active in public and corporate finance and have distributed bonds, mutual funds and unit trusts in the primary and secondary markets. We are a registered broker-dealer and member of the National Association of Securities
Dealers, Inc. and a co-owner and affiliate of the Manager. If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust. You can contact us at our offices at 210 North Hale Street, Wheaton, Illinois 60187 or by using the contacts listed on the back cover of Part A of the prospectus. Claymore personnel may from time to time maintain a position in certain securities held by the trust.


   Claymore and your trust have adopted a code of ethics requiring Claymore's employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

   See "Administration of the Trust" in Part B of the prospectus for additional information.


   THE TRUSTEE. The Bank of New York is the trustee of your trust. It is a trust company organized under New York law. You can contact the trustee by calling the telephone number on the back cover of Part A of the prospectus or write to Unit Investment Trust Division, 101 Barclay Street, 20th Fl., New York, New York 10286. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying Claymore and investors.


   See "Administration of the Trust" in Part B of the prospectus for additional information.

                                               Understanding Your Investment  17

                                    EXPENSES



   Your trust will pay various expenses to conduct its operations. The "Investment Summary" section of this prospectus shows the estimated amount of these expenses.



   Your trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for your trust in non-interest bearing accounts. Your trust will reimburse us as supervisor and evaluator for providing portfolio supervisory services and for evaluating your portfolio. Our reimbursements may exceed the costs of the services we provide to your trust but will not exceed the costs of services provided to all Claymore unit investment trusts in any calendar year. All of these fees may adjust for inflation without your approval.



   Your trust will also pay its general operating expenses. Your trust may pay expenses such as trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and Claymore, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the trustee for advancing funds to meet distributions. Your trust may pay the costs of updating its registration statement each year. The trustee will generally pay trust expenses from interest income and principal payments received on the securities but in some cases may sell securities to pay trust expenses.



   See "Expenses of the Trust" in Part B of the prospectus for additional information.


18  Understanding Your Investment

                                TRUST PORTFOLIO



CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 128
THE TRUST PORTFOLIO AS OF THE INCEPTION DATE, AUGUST 13, 2002

--------------------------------------------------------------------------------


                                                           Percentage       Value         Cost of
Maturity           Name of Issuer and Title of            of Aggregate   per Share of  Securities to
 Value               Treasury Obligation(1)              Offering Price   Securities   the Trust(2)
----------------------------------------------------------------------------------------------------
$150,000  United States of America Treasury Securities,        57.93%    N.A.            $ 86,654
          Stripped Principal Payments, 0.00% due
          November 15, 2014(4)



 Number
   of           Ticker Symbol and Name of Issuer
 Shares              of Equity Securities(1)
-----------------------------------------------------------------------------------
   5,383  Boyar Value Fund, Inc.                         42.07%  $11.69      62,938
                                                         -----   --------

                                      Total Investments    100%            $149,592
                                                         =====             ========



(1) All securities are represented entirely by contracts to purchase securities, which were entered into by the sponsor on August 13, 2002. All contracts for securities are expected to be settled by the initial settlement date for the purchase of units.

(2) Valuation of securities by the evaluator was made using the value per share as of the Evaluation Time on August 12, 2002. The cost of the securities to the trust represents the offering side evaluation as determined by the evaluator with respect to the Treasury Obligations and the net asset value with respect to the Boyar Fund shares acquired. The offering side evaluation of the treasury obligations is greater than the bid side evaluation of such treasury obligations which is generally the basis on which the redemption price per unit will be determined.

(3)  There was a $0 loss to the sponsor on the Inception Date.

(4) This bond has been purchased at a deep discount from the par value because there is no stated interest income thereon. Bonds which pay no interest are normally described as "zero coupon" bonds. Over the life of bonds purchased at a deep discount, the value of the bonds will increase, such that, upon maturity, the holders of such bonds will receive 100% of the principal amount thereof.




   See "The Boyar Value Fund, Inc." in Part B of the prospectus for additional information regarding the Boyar Fund's portfolio.


                                               Understanding Your Investment  19

                         REPORT OF INDEPENDENT AUDITORS

UNITHOLDERS
CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 128


We have audited the accompanying statement of financial condition, including the trust portfolio set forth on page 19 of this prospectus, of Claymore Securities Defined Portfolios, Series 128, as of August 13, 2002, the initial date of deposit. This statement of financial condition is the responsibility of the trust's Sponsor. Our responsibility is to express an opinion on this statement of financial condition based on our audit.



We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. Our procedures included confirmation with The Bank of New York, Trustee, of cash deposited for the purchases of securities, as shown in the statement of financial condition as of August 13, 2002. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.



In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Claymore Securities Defined Portfolios, Series 128 as of August 13, 2002, in conformity with accounting principles generally accepted in the United States.


                                                               ERNST & YOUNG LLP


Kansas City, Missouri
August 13, 2002


20  Understanding Your Investment

CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 128



STATEMENT OF FINANCIAL CONDITION
AS OF THE INCEPTION DATE, AUGUST 13, 2002



INVESTMENT IN SECURITIES
Sponsor's contracts to purchase underlying
 securities backed by cash deposited(1)(2)........  $149,592
LIABILITIES AND INTEREST OF INVESTORS:
Liabilities
  Organization costs(3)...........................  $   960
  Deferred sales fee(4)...........................    5,600
                                                    -------
                                                      6,560
Interest of investors:
  Cost to investors(5)............................  150,733
  Less: gross underwriting commission and
   organization costs(3)(4)(5)....................    7,701
  Net interest of investors.......................  143,032
                                                    -------
    Total.........................................  $149,592
                                                    =======
Number of units...................................   16,000
                                                    =======
Net Asset Value per Unit..........................  $ 8.940
                                                    =======


----------------------


(1) Aggregate cost of the securities is based on the offering side evaluations of the treasury obligations and the net asset value of the Boyar Fund shares.
(2) Cash has been deposited with The Bank of New York, Trustee, covering the funds (aggregating $149,592) necessary for the purchase of the securities in the trust represented by purchase contracts.
(3) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the trust. These costs have been estimated at $6.00 per 100 units for the trust. A distribution will be made as of the close of the initial offering period or six months after the initial date of deposit (at the discretion of the sponsor) to an account maintained by the trustee from which this obligation of the investors will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be deducted from the assets of the trust.
(4) The total transactional sales fee consists of an initial sales fee and a deferred sales fee. The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the C&D Fee. On the Inception Date, the total transactional sales fee is 4.48% of the Public Offering Price (equivalent to 4.712% of the net amount invested). The deferred sales fee is equal to $0.35 per unit.
(5) The aggregate cost to investors includes the applicable transactional sales fee assuming no reduction of transactional sales fees for quantity purchases.
(6) The trust is committed to pay a creation and development fee of $4.70 per $1,000 invested at the close of the initial public offering period.



                                               Understanding Your Investment  21

                     CLAYMORE SECURITIES DEFINED PORTFOLIOS
              CLAYMORE VALUE AND PRESERVATION PORTFOLIO PROSPECTUS
                    PROSPECTUS PART B DATED AUGUST 13, 2002


THE PROSPECTUS FOR A CLAYMORE SECURITIES DEFINED PORTFOLIO (A "TRUST") IS DIVIDED INTO TWO PARTS. PART A OF THE PROSPECTUS RELATES EXCLUSIVELY TO A PARTICULAR TRUST OR TRUSTS AND PROVIDES SPECIFIC INFORMATION REGARDING EACH TRUST'S PORTFOLIO, STRATEGIES, INVESTMENT OBJECTIVES, EXPENSES, FINANCIAL HIGHLIGHTS, INCOME AND CAPITAL DISTRIBUTIONS, HYPOTHETICAL PERFORMANCE INFORMATION, RISK FACTORS AND OPTIONAL FEATURES. PART B OF THE PROSPECTUS PROVIDES MORE GENERAL INFORMATION REGARDING THE CLAYMORE SECURITIES DEFINED PORTFOLIOS. YOU SHOULD READ BOTH PARTS OF THE PROSPECTUS AND RETAIN THEM FOR FUTURE REFERENCE. EXCEPT AS PROVIDED IN PART A OF THE PROSPECTUS, THE INFORMATION CONTAINED IN THIS PART B WILL APPLY TO EACH TRUST.

                                    CONTENTS


         General Information...............................   2
         Investment Policies...............................   2
         The Boyar Value Fund, Inc.........................   3
         Risk Factors......................................  14
         Administration of the Trust.......................  16
         Expenses of the Trust.............................  22
         Portfolio Transactions and Brokerage Allocation...  23
         Purchase, Redemption and Pricing of Units.........  23
         Taxes.............................................  29
         Experts...........................................  31
         Performance Information...........................  31
         Additional Information............................

GENERAL INFORMATION

    Each trust is one of a series of separate unit investment trusts created under the name Claymore Securities Defined Portfolios and registered under the Investment Company Act of 1940 and the Securities Act of 1933. Each trust was created as a common law trust on the inception date described in the prospectus under the laws of the state of New York. Each trust was created under a trust agreement among Claymore Securities, Inc. (as sponsor, evaluator and supervisor) and The Bank of New York (as trustee).

    When your trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. After your trust is created, the sponsor may deposit additional securities in the trust, contracts to purchase additional securities along with cash (or a bank letter of credit in lieu of cash) to pay for such contracted securities or cash (including a letter of credit) with instructions to purchase additional securities. Such additional deposits will be in amounts which will seek to maintain, for the first 90 days, as closely as possible the same original percentage relationship among the number of shares of each security in the trust established by the initial deposit of securities and, thereafter, the same percentage relationship that existed on such 90th day. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because the trust will pay the associated brokerage fees.

    A trust consists of (a) the securities listed under "Trust Portfolio" in the prospectus as may continue to be held from time to time in the trust, (b) any additional securities acquired and held by the trust pursuant to the provisions of the trust agreement and (c) any cash held in the accounts of the trust. Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales charge attributable to such failed contract to all unitholders on the next distribution date.

INVESTMENT POLICIES


    The trust is a unit investment trust and is not an "actively managed" fund. However, the trust contains shares of the Boyar Value Fund, Inc. (the "BOYAR FUND"). The Boyar Fund is an actively managed open-end investment company.


    The trust agreement provides that the sponsor may (but need not) direct the trustee to dispose of a security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations or the price of a security has declined to such an extent or other such credit factors exist so that in the opinion of the sponsor the retention of such securities would be detrimental to the trust. If a public tender offer has been made for a security or a merger or acquisition has been announced affecting a security, the trustee may either sell the security or accept a tender offer for cash if the supervisor determines that the sale or tender is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders. Pursuant to the trust agreement and with limited exceptions, the trustee may sell any securities or other properties acquired in exchange for securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property other than cash, the trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the trust, they may be accepted for deposit in a trust and either sold by the trustee or held in a trust pursuant to the direction of the sponsor. Proceeds from the sale of securities (or any securities or other property received by the trust in exchange for securities) are credited to the Capital Account for distribution to unitholders or to meet redemptions.

    The trust agreement also requires the trustee to vote all shares of the Boyar Fund held in the trust in the same manner and ratio on all proposals as the owners of the Boyar Fund shares not held by the trust.


    Except as stated in the trust agreement, or in the prospectus, the acquisition by the trust of any securities other than the portfolio securities is prohibited. The trustee may sell securities, designated by the sponsor, from the trust for the purpose of redeeming units of a trust tendered for redemption and the payment of expenses and for such other purposes as permitted under the trust agreement.

    Notwithstanding the foregoing, the trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

    Proceeds from the sale of securities (or any securities or other property received by a trust in exchange for securities) are credited to the Capital Account of a trust for distribution to unitholders or to meet redemptions. Except for failed securities and as provided in the prospectus or in the trust agreement, the acquisition by a trust of any securities other than the portfolio securities is prohibited. The trustee may sell securities from a trust for limited purposes, including redeeming units tendered for redemption and the payment of expenses.

THE BOYAR VALUE FUND, INC.


    The Boyar Fund seeks long-term capital appreciation, which it pursues by investing primarily in equity securities of companies that are believed by the Boyar Fund's investment adviser to be intrinsically undervalued.



    Investment advisory services for the Boyar Fund are provided by Boyar Asset Management, Inc. (the "ADVISER") and the Boyar Fund is managed by Claymore Fund Management Company LLC (the "MANAGER"). The Manager is partially owned by the sponsor and is an affiliate of the sponsor.



    Under normal market conditions, the Boyar Fund invests primarily in equity securities which are believed by the Adviser to be intrinsically undervalued. Intrinsic value, as the Adviser defines it, is the estimated current worth that would accrue to the stockholders of a company, either through liquidation of corporate assets upon termination of operations, or through the sale or merger of the entire enterprise as a continuing business.



    The Adviser believes that stock market prices often fail to accurately reflect the underlying intrinsic value of companies. To find undervalued securities, the Adviser evaluates a company and its assets as any acquisition-minded business executive would. The Adviser takes the company's balance sheet, tears it apart, and reconstructs it in accordance with economic reality as opposed to generally accepted accounting principles. Economic reality, according to the Adviser, is the result when you tear a company's balance sheet apart and find hidden or undervalued assets. If the Adviser determines that he would purchase the assets of a company at a significant discount to intrinsic value, the Adviser believes that after a reasonable period of time, either the stock market will accurately reflect those values, or the assets of the company will be acquired by a third party. The Adviser will invest the Boyar Fund's assets primarily in small and mid capitalization companies. These companies, according to the Adviser, may provide greater opportunity for capital appreciation.



    The Adviser utilizes a "buy and hold" investment strategy which reflects the determination to grow capital and maintain purchasing power by holding securities for the long term. A long-term orientation may seem stodgy, but this approach is as important to investment success as picking the right securities at the right price and at the right time. Holding the equity of good companies purchased at bargain prices provides the opportunity for appreciation without the return-eroding effects of commissions and capital gains taxes. The Adviser employs a variety of different investment strategies and techniques to uncover opportunities for the Boyar Fund.

PRINCIPAL RISKS OF INVESTING IN THE BOYAR FUND.



    The return on and value of an investment in the Boyar Fund will fluctuate in response to stock market movements. Securities and other equity securities are subject to market risks and fluctuations in value due to earnings, economic conditions and other factors beyond the control of the Adviser. As a result, there is a risk that you could lose money by investing in the Boyar Fund.



    Further risks associated with an investment in the Boyar Fund may arise from the Boyar Fund's investment in the securities of small and mid-capitalization companies. Securities of small and mid-capitalization companies are more likely to experience higher price volatility and may have limited liquidity (which means that the Fund might have difficulty selling them at an acceptable price when it wants to).


PERFORMANCE SUMMARY.


    The following bar chart and table indicate the risks and variability of investing in the Boyar Fund by showing:



    - how the Boyar Fund performed in each full calendar year (average annual return)and the Boyar Fund's best and worst quarters since inception; and



    - how the Boyar Fund's average annual total returns compare to other recognized indexes below (based on a calendar year).



    How the Boyar Fund has performed in the past (before and after taxes) does not indicate how the Boyar Fund will perform in the future. The 5% sales charge is not reflected in the bar chart; if reflected, returns would be lower than those shown.


EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

1999  14.24%
2000   7.10%
2001  15.31%


    BEST AND WORST QUARTERLY PERFORMANCE



    Best Quarter: 10.38% (June 30, 2001)


    Worst Quarter: -8.95% (September 30, 2001)

                        AVERAGE ANNUAL TOTAL RETURNS FOR
                        PERIODS ENDED DECEMBER 31, 2001:


                                                 SINCE INCEPTION
                                          ------------------------------
                                              1 YEAR       (MAY 5, 1998)
                                          ---------------  -------------
BOYAR VALUE FUND - Class A Shares
  Return Before Taxes...................             9.54%        7.59%
  Return After Taxes on
    Distributions(1)....................             9.53%        7.38%
  Return After Taxes on Distributions
    and Sale of Fund Shares(1)..........             5.86%        6.13%
  RUSSELL 2000 INDEX(2).................             2.49%        1.63%
  S&P 500 INDEX(2)......................           -11.88%        1.94%



    This table illustrates total returns from a hypothetical investment in the Boyar Fund. These shares are compared to the indexes for the same periods. The performance of the Boyar Fund reflects a 5.00% sales charge.



(1) After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their Boyar Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.



(2) The Russell 2000 Index, prepared by the Frank Russell Company, tracks the return of the common securities of the 2,000 smallest out of the 3,000 largest publicly traded U.S. domiciled companies by market capitalization. The Russell 2000 Index tracks the return based on price appreciation or depreciation and includes dividends. The S&P 500 Index is a widely recognized, unmanaged index of common stock prices. Unlike the Boyar Fund, the indices are not managed and their returns do not reflect deductions for fees, expenses or taxes.



    EXPENSE INFORMATION. This table describes the fees that the Boyar Fund's shareholders may pay if they buy and hold shares of the Boyar Fund and expenses
paid by the Boyar Fund during its fiscal year ended           .



Shareholder Fees (fees paid directly from your
  investment)
  Maximum Sales Load Imposed on Purchases(a)
    (as a percentage of offering price)...........        5.00%(e)
  Maximum Deferred Sales Load(b)
    (as a percentage of original purchase
    price)........................................        None
  Maximum Sales Load Imposed on Reinvested
    Dividends.....................................        None
  Redemption Fee(c)...............................        None
Annual Fund Operating Expenses (expenses that are
  deducted from Fund assets)
  Management Fees.................................        1.00%
  Distribution and/or Service (12b-1) Fees(f).....        0.25%
  Other Expenses..................................        1.60%
                                                      --------
  Total Annual Fund Operating Expenses............        2.85%
                                                      ========
    Fee Waiver and Expense Reimbursement(d).......        1.10%
                                                      --------
  Net Expenses....................................        1.75%
                                                      ========

 (a) This charge may be reduced depending on your total investment in the Boyar Fund.


 (b) Purchases at net asset value of amounts totaling $1 million or more may be subject to a contingent deferred sales load of 1% if a redemption occurred within 12 months of purchase and a commission was paid by Claymore Securities, Inc. (the "DISTRIBUTOR") to a participating unaffiliated dealer.

 (c) A wire transfer fee is charged by the Fund's custodian in the case of redemptions made by wire. Such fee is subject to change and is currently $15.


 (d) Pursuant to a written contract, the Manager, the Adviser and the Distributor have agreed to waive a portion of their management, advisory, and distribution fees and reimburse certain expenses of the Boyar Fund (excluding interest, taxes, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles, and other extraordinary expenses not incurred in the ordinary course of the Boyar Fund's business) to the extent necessary to limit the Boyar Fund's total annual operating expenses to 1.75% of the Boyar Fund's average daily net assets (the "EXPENSE LIMITATION"). The Manager, the Adviser and the Distributor may subsequently recover reimbursed expenses and/or waived fees (within 2 years of being incurred) from the Boyar Fund to the extent that the Boyar Fund's expense ratio is less than the expense limitation. The Manager, the Adviser and the Distributor have agreed to maintain this expense limitation through at least April 30, 2003.



 (e) The trust is able to purchase shares of the Boyar Fund without a sales load.



 (f) The sponsor has agreed to rebate any 12b-1 fees it receives to the trust. However, unitholders of the trust who acquire shares of the Boyar Fund through reinvestment of dividends or other distributions or through reinvestment at the trust's termination will begin to incure 12b-1 fees at such time as shares are acquired.


EXAMPLE.


    This Example is intended to help you compare the cost of investing in the Boyar Fund with the cost of investing in other mutual funds. It assumes that you invest $10,000 in the Boyar Fund for the time periods indicated, reinvest all dividends and distributions, and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year, that the Boyar Fund's operating expenses remain the same and that the Manager's, Adviser's and Distributor's expense limitation agreement is in effect for one year. Although your actual costs may be higher or lower, based on these assumptions your costs would be:


1 YEAR*  3 YEARS*  5 YEARS*  10 YEARS*
-------  --------  --------  ---------
 $669     $1,240    $1,836    $3,442


  *  Includes a 5.00% sales charge.

INVESTMENT OBJECTIVE, PRINCIPAL INVESTMENT STRATEGIES AND PRINCIPAL RISK CONSIDERATIONS OF THE BOYAR FUND.



    IN GENERAL. The investment objective of the Boyar Fund is long-term capital appreciation, which it pursues by investing primarily in equity securities, which are believed by the Adviser to be intrinsically undervalued. The Boyar Fund seeks to achieve its investment objective by investing substantially all, but under normal market conditions no less than 65%, of its total assets in equity securities, including common stock, preferred stock or securities convertible into or exchangeable for common stock. The Boyar Fund will primarily invest in equity securities traded on domestic exchanges and/or in the over-the-counter markets. The Boyar Fund is not intended to be a complete investment program, and there is no assurance that its investment objective can be achieved. The Boyar Fund's investment objective is fundamental and as such may not be changed without the affirmative vote of the holders of a majority of its outstanding shares. Unless otherwise indicated, all investment practices and limitations of the Boyar Fund are nonfundamental policies that may be changed by the Board of Directors without shareholder approval.



    Because the Boyar Fund invests primarily in equity securities, it will be subject to general conditions prevailing in securities markets and the net asset value of the Boyar Fund's shares will fluctuate with changes in the market prices of its portfolio securities.


    PRINCIPAL INVESTMENT STRATEGIES. The Adviser seeks out intrinsically undervalued companies and purchases their shares at low prices relative to their perceived inherent worth. This can lead to the potential for significant capital appreciation. The intrinsic value of a company is the estimated current worth that would accrue to the stockholders of the company, either through liquidation of corporate assets upon termination of operations, or through the sale or merger of the entire enterprise as a continuing business. In the Adviser's opinion, within an investment time horizon of 3 to 5 years, typically either the stock market will accurately reflect a company's intrinsic value or the assets of the company will be acquired by a third party. From 1975 through March 31, 2002 approximately 47.7% of the companies that the chief investment officer of the Adviser, Mark A. Boyar, has extensively researched and written in-depth research reports about in Asset Analysis Focus (the research service affiliated with the Adviser) have been acquired or liquidated (I.E., the assets were sold to a third party and the proceeds of the sale were distributed to the shareholders) at a premium to the price of the company's shares at the time of the initial research report appeared in Asset Analysis Focus. Investors in the Boyar Value Fund can generally expect to hold many of the companies featured in Asset Analysis Focus. Of the companies which were acquired or liquidated, the average time period from the date the initial research report was issued until a transaction actually occurred was approximately 6.3 years.


    This "buy and hold" investment strategy reflects the determination to grow capital and maintain purchasing power by holding securities for the long term. A long-term orientation may sound stodgy, but this approach is as important to investment success as picking the right securities at the right price and at the right time. Holding the equity of good companies purchased at bargain prices allows compounding to work without the return-eroding effects of commissions and capital gains taxes. Buying and holding securities not only postpones the payment of capital gains taxes but there are also added positive effects on the compounding rate. The Adviser believes that by reducing the number of transactions generated by profit taking, all the money invested is still working or compounding, for a better return until future tax liability is incurred.


    There is an advantage to the "buy and hold" investment strategy assuming various rates of return. Frequent securities trading may increase the tax liabilities of investors and reduce investors' after tax return by not taking advantage of lower capital gains rates and the advantage of deferring payment of federal tax liabilities. Under a "buy and hold" strategy, tax liabilities may be deferred to the future and, when paid, may be paid at capital gains rates that may be lower than ordinary tax rates. There is no guarantee that federal capital gains rates will remain lower than federal ordinary income tax rates.

    To hasten the recognition factor of an intrinsically undervalued company's shares in the marketplace, the Adviser also looks for companies that have some type of catalyst or trigger, for example: a company that has undergone, or is about to undergo, an asset redeployment program, resulting in potentially greater return on assets; a company whose chief operating officer and major stockholder is relatively old and has no heir to take over the company upon his death or retirement; or a company that is engaged in more than one business, with the possibility that the second business might be spun off to the existing shareholders. The Adviser generally will invest in companies whose shares:


    - are not widely held by institutions; or


    - are not closely followed by investment analysts; or


    - may have plummeted in value because they failed to meet analysts' earnings expectations because the Adviser believes that the likelihood of a significant disparity between stock market value and intrinsic value is likely.


    At the time of investment in a company, the Adviser determines the value of all of the assets and liabilities of the company and thereby establishes a potential selling price for the company's common stock. The Adviser reviews the company's asset base from time to time (especially when the common stock of a company nears its selling price target), to carefully determine if something has changed to alter the Adviser's opinion - if not, the security is sold when it meets its fully valued price.


    The Adviser employs a variety of different investment strategies to uncover investment opportunities for the Boyar Fund, including the following:


       1.  Hidden Assets

       "HIDDEN" assets are assets whose current values are undervalued on a company's financial statements - a situation which may lead to a disparity between market value and intrinsic worth. Hidden assets include real estate (buildings and undeveloped acreage), reserves of natural resources (coal, gas, oil and timber), cellular or cable franchises, and inventory reserves resulting from the last-in, first-out method of inventory accounting. The Adviser adjusts the value of these assets to their current market value to calculate the intrinsic worth of the company, which may be much higher than the value the stock market accords them.

       2.  Underpriced Businesses

       Excessive pessimism about a particular industry or a specific company may result in extreme disparities between the stock market value of the company and the price that would be placed upon the company if the entire enterprise were acquired by a knowledgeable private investor. When employing this method of valuation, the Adviser considers the subject company's historical earning power, present product mix and financial strength as well as the prices at which similar companies have been acquired in the recent past. The Adviser's findings help place an appropriate value on the shares of the subject company.

       3.  Undervalued Franchises

       A number of companies have, over time, created valuable consumer franchises. Their products are recognized easily by consumers around the world. Such franchises are virtually impossible for a potential competitor to duplicate. These "franchise" companies often can raise prices or even charge a premium for their products or services without losing market share. The value of this competitive advantage may not be adequately reflected in the price of the company's shares.

       4.  Selling For Less Than Net Working Capital

       The minimum liquidation value of a company is, in most instances, its net working capital value. This amount is determined by subtracting from current assets all liabilities senior to the common stock, including current liabilities, long term debt, preferred stock, capitalized lease obligations and certain pension liabilities. The stock market will, at pessimistic extremes, value individual securities at a discount to their net working capital on a per share basis. Investments made at these levels provide an opportunity to purchase securities below their liquidating value and acquire the pro-rata value of property, plant and equipment at zero cost.

       5.  "Fallen Angels"

       Well known companies, that were once the "darlings" of Wall Street, may fall out of favor with the investment community, causing their stock prices to plummet to unrealistically low levels. The Adviser may purchase shares of such companies if it determines that the fundamentals of such a concern are not permanently impaired.

       6.  Restructuring Plays, Breakups and Spin-offs.

       A company interested in enhancing shareholder value may spin off a portion of its assets to current stockholders through the creation of a new public entity. The common stock of the newly spun-off company may trade temporarily at a substantial discount to its underlying net asset value. This is in part because this new entity is not immediately followed by Wall Street analysts. However, the newly focused "pure play" companies often perform well and soon receive more coverage than they ever would have as one ungainly and difficult to analyze conglomerate.

       7.  Bankruptcies

       An over-leveraged company that declares bankruptcy can purge itself of excess debt and then emerge as a more competitive enterprise. The stigma of bankruptcy, however, can sometimes depress the stock prices of those companies to bargain levels.

       8.  Under-Followed Companies

       The Adviser normally invests in the equity of companies not widely held by institutions or closely followed by other investment analysts. The Adviser believes that this is the area where the stock market is most inefficient in providing investors the opportunity to find unrecognized values. High-profile, popular companies are monitored carefully and consistently by portfolio managers and investment analysts. The likelihood of a profitable disparity developing between the stock market values and the intrinsic values of these businesses is remote.

       9.  Low Price-to-Earnings Ratios

       The Adviser believes that the risk inherent in the stock selection process can be reduced by purchasing common stock at price-to-earnings ratios that are low relative to those that prevail in the general stock market. Earnings disappointments rarely hurt low price-to-earnings common stock for long periods of time. On the other hand, positive earnings surprises usually result in an increase of the price to earnings ratio.

       10.  Large Free Cash Flows

       The Adviser favors companies that generate significantly more cash than they need to finance day-to-day operations. Such companies can use this excess cash to repurchase their own shares, increase dividends or make acquisitions.

       11.  Insider Ownership

       The Adviser will take positions in the common equity of companies whose executives buy and hold large amounts of the company's stock. Significant insider ownership of a company's shares often indicates that the interests of the executives and managers who own those shares are aligned with the interests of other shareholders and they have a powerful incentive to work for the company's long-term success. On the other hand, insignificant insider ownership can depress the shares of an otherwise good company because its managers own too little equity in the business to care much about maximizing shareholder value. The Adviser evaluates investments in companies with extreme positions of insider ownership - significant or insignificant - to aid in determining a company's intrinsic value. Excessive non-stock and non-performance related compensation for a company's top officers can also depress the shares of an otherwise good company.


    In making investment selections, the Boyar Fund also focuses on certain fundamental financial characteristics of a company, including debt-to-capital ratios and the market capitalization of small-, medium- and large-sized companies. The Boyar Fund has no policy regarding the minimum or maximum market capitalization of companies in which it may invest.



    For temporary defensive purposes, the Boyar Fund may from time to time have a significant portion, and possibly all, of its assets in U.S. Government obligations, corporate bonds rated at least Baa by Moody's Investors
Service, Inc. ("MOODY'S") or BBB by Standard & Poor's Ratings Group ("S&P"), or money market instruments. "U.S. GOVERNMENT OBLIGATIONS" include securities which are issued or guaranteed by the United States Treasury, by various agencies of the United States Government, and by various instrumentalities which have been established or sponsored by the United States Government or in money market instruments. Bonds rated Baa by Moody's or BBB by S&P, while considered "investment grade" obligations, may have speculative characteristics. The money market instruments which the Boyar Fund may own from time to time include U.S. Government obligations having a maturity of less than one year, commercial paper rated at least A-2 by S&P or Prime-2 by Moody's, repurchase agreements, bank debt instruments (certificates of deposit, time deposits and bankers' acceptances) and other short-term instruments issued by domestic branches of U.S. financial institutions that are insured by the Federal Deposit Insurance Corporation and have assets exceeding $10 billion. When the Fund invests in U.S. Government obligations, corporate bonds or money market instruments for temporary defensive purposes, it may not achieve its investment objective. The Boyar Fund may also invest in money markets in order to maintain sufficient liquidity to cover possible redemptions and as a means of maximizing the Fund's performance while the Adviser is determining where to invest new money.


PRINCIPAL RISK CONSIDERATIONS.


    MARKET RISK. Every investment carries some market risk. In addition to the risks described below, investments in equity securities are subject to inherent market risks, such as a rapid increase or decrease in value or liquidity, fluctuations due to a company's earnings, economic conditions, a decline in the market generally, and other factors beyond the control of the Adviser. Accordingly, the value of an investment in the Boyar Fund will fluctuate over time. An investment in the Boyar Fund should be part of an overall investment strategy. Before investing, please consider the following special risks in determining the appropriateness of an investment in the Boyar Fund. We cannot give you any assurance that the Adviser's investment strategy will succeed.



    SMALL AND MEDIUM-SIZED COMPANIES. There is no minimum or maximum market capitalization of the companies in which the Boyar Fund may invest. Investing in securities of small- and medium-sized companies may involve greater risks since these securities may have limited marketability and, thus, their market prices may be more volatile than securities of larger, more established companies or the market in general. Because small- and medium-sized companies normally have fewer shares outstanding than larger companies, it may be more difficult for the Boyar Fund to buy or sell significant amounts of these shares without an unfavorable impact on prevailing prices. Small-sized companies may have limited product lines, markets or financial resources and may lack management depth. In addition, small- and medium-sized companies are typically subject to a greater degree of changes in earnings and business prospects than are larger, more established companies. There is typically less publicly available information concerning small- and medium-sized companies than for larger, more established ones. Although investing in securities of small- and medium-sized companies offers potential for above-average returns if the companies are successful, the risk exists that such companies will not succeed and the prices of their shares could significantly decline in value.



    RELATED TRANSACTIONS. The Boyar Fund may purchase securities that have been researched by Asset Analysis Focus (the research service affiliated with the Adviser). However, the Boyar Fund will acquire securities featured for the first time in Asset Analysis Focus no earlier than five business days after publication of Asset Analysis Focus. The Boyar Fund may also purchase shares in combination with other accounts managed by the Adviser. These practices may have an impact on the price and availability of the securities to be purchased by the Boyar Fund.



MANAGEMENT OF THE BOYAR FUND.



    The Boyar Fund is an open-end, diversified management investment company organized as a Maryland corporation. The board of directors supervises the business activities of the Boyar Fund. Like other mutual funds, various organizations are retained to perform specialized services for the Boyar Fund.



    MANAGER. Pursuant to a Management Agreement with the Boyar Fund, the Manager oversees the daily operations of the Boyar Fund and supervises the performance of administrative and professional services provided by others, including the Adviser. As compensation for its services and the related expenses borne by the Manager, the Boyar Fund pays the Manager a fee, computed daily and payable monthly, at the annual rate of 0.50% of the Fund's average daily net assets.



    Claymore Fund Management Company LLC (the "MANAGER") is located at 210 North Hale Street, Wheaton, Illinois 60187. Ladenburg Thalmann Asset Management, Inc. owns 25% of the outstanding securities of the Manager. Ladenburg Thalmann Asset Management, Inc. is a wholly-owned subsidiary of Ladenburg Thalmann & Co. Inc., a registered broker-dealer and a member of the New York Stock Exchange since 1876. Claymore Securities, Inc. owns 25% of the outstanding securities of the Manager. Claymore Securities, Inc. is a wholly owned subsidiary of Claymore Group, LLC, a Delaware limited liability company. David C. Hooten and Benjamin
T. Fulton own 100% of Claymore Group, LLC. Ebbets Field Association LLC, an entity controlled by Mark A. Boyar, owns the other 50% of the outstanding voting securities of the Manager. On August 12, 2002, the Manager changed its form of organization from a Delaware corporation to a Delaware limited liability company and changed its name from Ladenburg Thalmann Fund Management, Inc. to Claymore Fund Management Company LLC. Claymore Securities, Inc. also acquired a 25% interest in the Manager. There has been no change in the fee rate payable to the Manager as a result of these changes.

    INVESTMENT ADVISER. Boyar Asset Management, Inc. (the "ADVISER") is an affiliate of Mark Boyar & Company, Inc. ("MARK BOYAR & CO."), a registered broker-dealer. The Adviser's principal business address is 35 East 21st Street, New York, New York 10010.


    Pursuant to the Investment Advisory Agreement among the Manager, the Adviser and the Boyar Fund, the Adviser furnishes continuous investment advisory services to the Boyar Fund. Subject to the supervision and direction of the Manager and the Board of Directors, the Adviser manages the Boyar Fund's portfolio in accordance with the stated policies of the Boyar Fund. The Adviser makes investment decisions for the Boyar Fund and places orders for the purchase and sale of portfolio securities. For the services provided pursuant to the Investment Advisory Agreement, the Boyar Fund pays the Adviser a fee, computed daily and payable monthly, at the annual rate of 0.50% of the Boyar Fund's average daily net assets.



    Mark A. Boyar is the chief investment officer of the Boyar Fund, and is primarily responsible for the day-to-day management of the Boyar Fund's portfolio. Mr. Boyar, the President of Mark Boyar & Co., has also been the President of the Adviser since 1983. Mark Boyar & Co. publishes Asset Analysis Focus, an institutionally oriented research service that focuses on uncovering intrinsically undervalued companies for investment and merger and acquisition activity. Investors in the Boyar Fund can generally expect to hold many of the companies featured in Asset Analysis Focus.



    DISTRIBUTOR. The Sponsor serves as the primary agent for the distribution of shares of the Boyar Fund.

                              FINANCIAL HIGHLIGHTS



    The financial highlights table is intended to help you understand the Boyar Fund's financial performance. Certain information reflects financial results for a single Boyar Fund share. The total returns in the table represent the rate that an investor would have earned or lost on an investment in the Boyar Fund (assuming reinvestment of all dividends and distributions). This information has been derived from the Boyar Fund's financial statements, which are included in the Statement of Additional Information for the Boyar Fund, and are available upon request by contacting the Boyar Fund.



                    SELECTED PER SHARE DATA AND RATIOS FOR A
                    SHARE OUTSTANDING THROUGHOUT EACH PERIOD


                                 YEAR ENDED    YEAR ENDED    YEAR ENDED   PERIOD ENDED
                                DECEMBER 31,  DECEMBER 31,  DECEMBER 31,  DECEMBER 31,
                                    2001          2000          1999        1998(A)
                                ------------  ------------  ------------  ------------
Net asset value at beginning
  of period...................  $     11.58    $    11.09    $     9.72    $    10.00
Income (loss) from investment
  operations: Net investment
  income (loss)...............        (0.01)         0.03          0.01          0.03
Net realized and unrealized
  gains (losses) on
  investments.................         1.78          0.76          1.37         (0.28)
Total from investment
  operations..................         1.77          0.79          1.38         (0.25)
Less distributions: From net
  investment income...........        (0.00)(b)       (0.03)       (0.01)       (0.03)
From net realized gains on
  investments.................        (0.00)(b)       (0.27)          --           --
Total distributions...........        (0.00)        (0.30)        (0.01)        (0.03)
Net asset value at end of
  period......................  $     13.35    $    11.58    $    11.09    $     9.72
Total return(c)...............        15.31%         7.10%        14.24%        (2.46%)(d)
Net assets at end of period...  $12,455,031    $6,375,190    $4,134,644    $1,415,827
Ratio of net expenses to
  average net assets(e).......         1.75%         1.75%         1.75%         1.75%(f)
Ratio of net investment income
  (loss) to average net
  assets......................        (0.12%)        0.30%         0.15%         0.66%(f)
Portfolio turnover rate.......           17%           42%            8%            0%

-------------------


(a) Represents the period from the commencement of operations (May 5, 1998) through December 31, 1998.

(b)  Amount rounds to less than $0.01.

(c)  Total returns shown exclude the effect of applicable sales loads.

(d)  Not annualized.

(e) Absent fees waived and expenses reimbursed, the ratio of expenses to average net assets would have been 2.85%, 3.95%, 5.28% and 13.19%(f) for the periods ended December 31, 2001, 2000, 1999, and 1998, respectively.

(f)  Annualized.




    The sponsor has obtained information regarding the Boyar Fund from the Boyar Fund's current registration statement filed with the Securities and Exchange Commission. However, the sponsor has not independently verified the accuracy or the completeness of the information provided.

RISK FACTORS


    EQUITY SECURITIES. An investment in units of a trust should be made with an understanding of the risks inherent in an investment in equity securities, including the risk that the financial condition of issuers of the securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the securities and thus, in the value of the units) or the risk that holders of common stock have a right to receive payments from the issuers of those securities that is generally inferior to that of creditors of, or holders of debt obligations issued by, the issuers and that the rights of holders of common stock generally rank inferior to the rights of holders of preferred stock. Equity securities are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.



    Holders of common stock generally incur more risk than the holders of preferred securities and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stock issued by the issuer. Holders of common stock of the type held by a trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stock have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis, but do not participate in other amounts available for distribution by the issuing corporation. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred securities are also entitled to rights on liquidation which are senior to those of common securities. Moreover, common securities do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital debt securities. Indeed, the issuance of debt securities or even preferred stock will create prior claims for payment of principal, interest, liquidation preferences and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (whose value, however, will be subject to market fluctuations prior thereto), common securities have neither a fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the securities remain outstanding. The value of the securities in a portfolio thus may be expected to fluctuate over the entire life of a trust to values higher or lower than those prevailing at the time of purchase.



    The sponsor's buying and selling of the securities, especially during the initial offering of units of the trust or to satisfy redemptions of units may impact upon the value of the underlying securities and the units. The publication of the list of the securities selected for the trust may also cause increased buying activity in certain of the securities comprising the portfolio. After such announcement, investment advisory and brokerage clients of the sponsor and its affiliates may purchase individual securities appearing on the list during the course of the initial offering period or may purchase warrants issued by the sponsor or its affiliates which are based on the performance of the securities on the list. The sponsor or its affiliates may also purchase securities as a hedge against its risk on the warrants (although generally the sponsor and its affiliates will not purchase securities for their own account until after the trust portfolio has been acquired). Such buying activity in the stock of these companies or issuance of the warrants prior to the purchase of the securities by the trust may cause the trust to purchase securities at a higher price than those buyers who effect purchases by the trust.

    ORIGINAL ISSUE DISCOUNT OBLIGATIONS AND STRIPPED OBLIGATIONS. A trust may include original issue discount obligations or stripped obligations. Such bonds are bonds which were issued with nominal interest rates less than the rates then offered by comparable securities and as a consequence were originally sold at a discount from their face, or par, values. In a stable interest rate environment, the market value of an original issue discount bond would tend to increase more slowly in early years and in greater increments as the bond approached maturity.



    The original issue discount obligations in a trust may be zero coupon bonds. Zero coupon bonds do not provide for the payment of any current interest; the buyer receives only the right to receive a final payment of the face amount of the bond at its maturity. Zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality that pay interest currently.


    Original issue discount obligations, including zero coupon bonds, may be subject to redemption at prices based on the issue price plus the amount of original issue discount accreted to redemption (the "ACCRETED VALUE") plus, if applicable, some premium. Pursuant to such call provisions, an original issue discount bond may be called prior to its maturity date at a price less than its face value. See the "Trust Portfolio" appearing in Part A of the prospectus for more information about the call provisions of portfolio Bonds.


    Certain of the Bonds in a trust may be stripped obligations, which represent evidences of ownership with respect to either the principal amount of or a payment of interest on an obligation ("STRIPPED OBLIGATIONS"). Each Stripped Obligation has been purchased at a discount from the amount payable at maturity. A Stripped Obligation therefore has economic characteristics similar to zero coupon bonds, as described above.


    Unitholders should consult their own tax adviser with respect to the state and local tax consequences of owning original issue discount bonds or Stripped Obligations. Under applicable provisions governing determination of state and local taxes, interest on original issue discount obligations or Stripped Obligations may be deemed to be received in the year of accrual even though there is no corresponding cash payment.


    FIXED PORTFOLIO. Investors should be aware that the trust is not "managed" and as a result, the adverse financial condition of a company will not result in the elimination of its securities from the portfolio of the trust except under extraordinary circumstances. Investors should note in particular that the securities were selected on the basis of the criteria set forth in the prospectus and that the trust may continue to purchase or hold securities originally selected through this process even though the evaluation of the attractiveness of the securities may have changed. However, the trust contains shares of the Boyar Fund, an actively managed open-end management company. A number of the securities in the trust may also be owned by other clients of the sponsor. However, because these clients may have differing investment objectives, the sponsor may sell certain securities from those accounts in instances where a sale by the trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. In the event a public tender offer is made for a security or a merger or acquisition is announced affecting a security, the sponsor may instruct the trustee to tender or sell the security on the open market when, in its opinion, it is in the best interest of the unitholders of the unit to do so. Although the portfolio is regularly reviewed and evaluated and the sponsor may instruct the trustee to sell securities under certain limited circumstances, securities will not be sold by the trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. As a result, the amount realized upon the sale of the securities may not be the highest price attained by an individual security during the life of the trust. The prices of single shares of each of the securities in the trust vary widely, and the effect of a dollar of fluctuation, either higher or lower, in stock prices will be much greater as a percentage of the lower-price securities' purchase price than as a percentage of the higher-price securities' purchase price.

    LIQUIDITY. Whether or not the securities are listed on a national securities exchange, the principal trading market for the securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. In addition, a trust is restricted under the Investment Company Act of 1940 from selling securities to the sponsor. The price at which the securities may be sold to meet redemptions and the value of a trust will be adversely affected if trading markets for the securities are limited or absent.


    ADDITIONAL DEPOSITS. The trust agreement authorizes the sponsor to increase the size of a trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit) with instructions to purchase additional securities, in such trust and the issuance of a corresponding number of additional units. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because a trust will pay the associated brokerage fees. To minimize this effect, the trusts will attempt to purchase the securities as close to the evaluation time or as close to the evaluation prices as possible. However, the trustee shall not accept any securities for additional deposit unless the sponsor and the trustee each determine that the maturity value of the treasury obligations included in the deposit, divided by the number of units created by reason of the deposit, shall equal $10.00.



    Some of the securities may have limited trading volume. The trustee, with directions from the sponsor, will endeavor to purchase securities with deposited cash as soon as practicable reserving the right to purchase those securities over the 20 business days following each deposit in an effort to reduce the effect of these purchases on the market price of those securities. This could, however, result in the trusts' failure to participate in any appreciation of those securities before the cash is invested. If any cash remains at the end of this period (and such date is within the 90-day period following the inception date) and cannot be invested in one or more securities, at what the sponsor considers reasonable prices, it intends to use that cash to purchase each of the other securities in the original proportionate relationship among those securities. Similarly, at termination of the trust, the sponsor reserves the right to sell securities over a period of up to 20 business days to lessen the impact of its sales on the market price of the securities. The proceeds received by unitholders following termination of the trust will reflect the actual sales proceeds received on the securities, which will likely differ from the closing sale price on the termination date.


    LITIGATION AND LEGISLATION. At any time litigation may be initiated on a variety of grounds, or legislation may be enacted with respect to the securities in a trust or the issuers of the securities. There can be no assurance that future litigation or legislation will not have a material adverse effect on the trust or will not impair the ability of issuers to achieve their business goals.

ADMINISTRATION OF THE TRUST

    DISTRIBUTIONS TO UNITHOLDERS. Income received by a trust is credited by the trustee to the Income Account of the trust. Other receipts are credited to the Capital Account of a trust. Income received by a trust will be distributed on or shortly after the distribution dates each year shown in the prospectus on a pro rata basis to unitholders of record as of the preceding record date shown in the prospectus. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, excess amounts from the Capital Account of a trust, if any, will be distributed at least annually to the unitholders then of record. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The trustee shall be required to make a distribution from the Capital Account if the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $1.00 per 100 units. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds). The trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

    The distribution to the unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the unitholders' pro rata share of the dividend distributions then held in the Income Account after deducting estimated expenses. Because dividends are not received by a trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate. Persons who purchase units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.


    The trustee will periodically deduct from the Income Account of a trust and, to the extent funds are not sufficient therein, from the Capital Account of a trust amounts necessary to pay the expenses of a trust. However, treasury obligations may not be sold prior to termination unless the sponsor and the trustee determine that the maturity value of the treasury obligations remaining after such proposed sale, divided by the number of units outstanding after tendered units are redeemed, equals or exceeds $10.00. The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a trust. Amounts so withdrawn shall not be considered a part of a trust's assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the Income and Capital Accounts of a trust such amounts as may be necessary to cover redemptions of units.


    DISTRIBUTION REINVESTMENT. Unitholders may elect to have distributions of capital (including capital gains, if any) or dividends or both automatically invested into additional units of their trust without a sales fee.

    Your trust will pay any deferred sales fee per unit regardless of any sales fee discounts. However, if you elect to have distributions on your units reinvested into additional units of your trust, you will be credited the amount of any remaining deferred sales charge on such additional units at the time of reinvestment.

    Unitholders who are receiving distributions in cash may elect to participate in distribution reinvestment by filing with the Program Agent an election to have such distributions reinvested without charge. Such election must be received by the Program Agent at least ten days prior to the record date applicable to any distribution in order to be in effect for such record date. Any such election shall remain in effect until a subsequent notice is received by the Program Agent.

    The Program Agent is The Bank of New York. All inquiries concerning participating in distribution reinvestment should be directed to The Bank of New York at its Unit Investment Trust Division office.

    STATEMENTS TO UNITHOLDERS. With each distribution, the trustee will furnish to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

    The accounts of a trust are required to be audited annually, at the related trust's expense, by independent public accountants designated by the sponsor, unless the sponsor determines that such an audit would not be in the best interest of the unitholders of the trust. The accountants' report will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the end of each calendar year, the trustee shall furnish to each person who at any time during the calendar year was a unitholder of a trust a statement, covering the calendar year, generally setting forth for the trust:

 (A) As to the Income Account:

      (1) Income received;

      (2) Deductions for applicable taxes and for fees and expenses of the trust and for redemptions of units, if any; and

      (3) The balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and

 (B) As to the Capital Account:

      (1) The dates of disposition of any securities and the net proceeds received therefrom;

      (2) Deductions for payment of applicable taxes and fees and expenses of the trust held for distribution to unitholders of record as of a date prior to the determination; and

      (3) The balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and

 (C) The following information:

      (1) A list of the securities as of the last business day of such calendar year;

      (2) The number of units outstanding on the last business day of such calendar year;

      (3) The redemption price based on the last evaluation made during such calendar year;

      (4) The amount actually distributed during such calendar year from the Income and Capital Accounts separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for each such distribution.

    RIGHTS OF UNITHOLDERS. A unitholder may at any time tender units to the trustee for redemption. The death or incapacity of any unitholder will not operate to terminate a trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of a trust. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the trust agreement or termination of a trust.

    AMENDMENT AND TERMINATION. The trust agreement may be amended by the trustee and the sponsor without the consent of any of the unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or
(3) to make such provisions as shall not adversely affect the interests of the unitholders. The trust agreement with respect to any trust may also be amended in any respect by the sponsor and the trustee, or any of the provisions thereof may be waived, with the consent of the holders of units representing 66 2/3% of the units then outstanding of the trust, provided that no such amendment or waiver will reduce the interest of any unitholder thereof without the consent of such unitholder or reduce the percentage of units required to consent to any such amendment or waiver without the consent of all unitholders of the trust. In no event shall the trust agreement be amended to increase the number of units of a trust issuable thereunder or to permit the acquisition of any securities in addition to or in substitution for those initially deposited in the trust, except in accordance with the provisions of the trust agreement. The trustee shall promptly notify unitholders of the substance of any such amendment.

    The trust agreement provides that a trust shall terminate upon the liquidation, redemption or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the mandatory termination date set forth in Part A of the prospectus. If the value of a trust shall be less than the applicable minimum value stated in the prospectus (generally 20% of the total value of securities deposited in the trust during the initial offering period), the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the trust. A trust may be terminated at any time by the holders of units representing 66 2/3% of the units thereof then outstanding. In addition, the sponsor may terminate a trust if it is based on a security index and the index is no longer maintained.

    Beginning nine business days prior to, but no later than, the mandatory termination date described in the prospectus, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of the trust. The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

    The trustee will attempt to sell the securities as quickly as it can during the termination proceedings without in its judgment materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after a trust's termination. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.


    Approximately thirty days prior to termination of certain trusts, the trustee will notify unitholders of the termination and provide a form allowing qualifying unitholders to elect an in-kind distribution (a "DISTRIBUTION IN KIND"). A unitholder who owns the minimum number of units shown in Part A of the prospectus may request a Distribution In Kind from the trustee instead of cash. The trustee will make a Distribution In Kind through the distribution of each of the securities of the trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The unitholder will be entitled to receive whole shares of each of the securities comprising the portfolio of a trust and cash from the Capital Account equal to the fractional shares to which the unitholder is entitled. For the trust, a Distribution In Kind is currently only available for shares of the Boyar Fund. However, it is the sponsor's intent to obtain the necessary exemptive relief from the Securities and Exchange Commission to allow the Treasury Obligations to be liquidated and the proceeds invested in additional shares of the Boyar Fund. If you choose to receive an in-kind distribution of shares of the Boyar Fund you will incur a Rule 12b-1 fee imposed on shares of the Boyar Fund. You may not request this option in the last 30 days of your trust's life. We may modify or discontinue this option at any time without notice. The trustee may adjust the number of shares of any security included in a unitholder's Distribution In Kind to facilitate the distribution of whole shares. The sponsor may terminate the Distribution In Kind option at any time upon notice to the unitholders. Special federal income tax consequences will result if a unitholder requests a Distribution In Kind.


    Within a reasonable period after termination, the trustee will sell any securities remaining in a trust and, after paying all expenses and charges incurred by the trust, will distribute to unitholders thereof (upon surrender for cancellation of certificates for units, if issued) their pro rata share of the balances remaining in the Income and Capital Accounts of the trust.

    The sponsor currently intends, but is not obligated, to offer for sale units of a subsequent series of certain trusts at approximately one year after the inception date of such trusts. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price which includes a reduced sales fee. There is, however, no assurance that units of any new series of a trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

    THE TRUSTEE. The trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its Unit Investment Trust Division offices at 101 Barclay Street, 20th Fl., New York, New York 10286, telephone 1-800-701-8178. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

    The trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any trust. In accordance with the trust agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of a trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the trust agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in each trust. Pursuant to the trust agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising a trust.

    Under the trust agreement, the trustee or any successor trustee may resign and be discharged of a trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor. The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The sponsor may at any time remove the trustee, with or without cause, and appoint a successor trustee as provided in the trust agreement. Notice of such removal and appointment shall be mailed to each unitholder by the sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

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    THE SPONSOR. Claymore Securities, Inc., the sponsor, is an investment banking firm created in 1995 as Ranson & Associates, Inc. and is the successor sponsor to unit investment trusts formerly sponsored by EVEREN Unit Investment Trusts, a service of EVEREN Securities, Inc. Claymore Securities, Inc. is also the sponsor and successor sponsor of Series of Ranson Unit Investment Trusts and The Kansas Tax-Exempt Trust and Multi-State Series of The Ranson Municipal Trust. On October 29, 2001, Ranson & Associates, Inc. was acquired by Claymore Group LLC. The sale to Claymore Group LLC was financed by a loan from The Bank of New York, the trustee. In November 2001, the sponsor changed its name from Ranson & Associates, Inc. to Claymore Securities, Inc. Claymore Securities, Inc. has been active in public and corporate finance and has sold bonds and unit investment trusts and maintained secondary market activities relating thereto. At present, Claymore Securities, Inc. which is a member of the National Association of Securities Dealers, Inc., is the sponsor to each of the above-named unit investment trusts and serves as the financial advisor and as an underwriter for Kansas municipalities. Claymore also serves as the principal underwriter and distributor of the Boyar Fund and is a co-owner and affiliate of the Manager. The sponsor's offices are located at 210 North Hale Street, Wheaton, Illinois 60187.



    If at any time the sponsor shall fail to perform any of its duties under the trust agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, or (b) terminate the trust agreement and liquidate any trust as provided therein, or (c) continue to act as trustee without terminating the trust agreement.


    THE SUPERVISOR AND THE EVALUATOR. Claymore Securities, Inc., the sponsor, also serves as evaluator and supervisor. The evaluator and supervisor may resign or be removed by the trustee in which event the trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such registration or removal and appointment shall be mailed by the trustee to each unitholder.

    LIMITATIONS ON LIABILITY. The sponsor is liable for the performance of its obligations arising from its responsibilities under the trust agreement, but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

    The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the trust agreement, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

    The trustee and unitholders may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. The trust agreement provides that the determinations made by the evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the evaluator shall be under no

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liability to the trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement.

EXPENSES OF THE TRUST


    The sponsor does not charge a trust an annual advisory fee. The sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in the trust. The sponsor will also benefit from the management fees received by the Manager as a co-owner and affiliate of the Manager. The sponsor and/or its affiliates do, also, receive an annual fee as set forth in Part A of the Prospectus for maintaining surveillance over the portfolio and for performing certain administrative services for the Trust (the "SPONSOR'S SUPERVISORY FEE"). In providing such supervisory services, the sponsor may purchase research from a variety of sources, which may include dealers of the trusts. If so provided in Part A of the prospectus, the sponsor may also receive and annual fee for providing bookkeeping and administrative services for a trust (the "BOOKKEEPING AND ADMINISTRATIVE FEE"). Such services may include, but are not limited to, the preparation of various materials for unitholders and providing account information to the unitholders. If so provided in Part A of the prospectus, the evaluator may also receive an annual fee for performing evaluation services for the trusts (the "EVALUATOR'S FEE"). In addition, if so provided in Part A of the prospectus, a trust may be charged an annual licensing fee to cover licenses for the use of service marks, trademarks, trade names and intellectual property rights and/or for the use of databases and research. The trust will bear all operating expenses. Estimated annual trust expenses are as set forth in Part A of the prospectus; if actual expenses are higher than the estimate, the excess will be borne by the trust. The estimated expenses include listing fees but do not include the brokerage commissions and other transactional fees payable by the trust in purchasing and selling securities.


    The trustee receives for its services that fee set forth in Part A of the prospectus. The trustee's fee which is calculated monthly, is based on the largest number of units of a trust outstanding at any time during the period subsequent to the inception date. The Sponsor's Supervisory Fee, the Bookkeeping and Administrative Fee and the Evaluator's Fee are calculated monthly and are based on the largest number of units outstanding at any time during the period for which such compensation is being computed. The trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the trustee are retained by the trustee. Part of the trustee's compensation for its services to a trust is expected to result from the use of these funds. In addition, the Sponsor's Supervisory Fee, Bookkeeping and Administrative Fee, Evaluator's Fee and the Trustee's Fee may be adjusted in accordance with the cumulative percentage increase of the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent" since the establishment of the trust. In addition, with respect to any fees payable to the sponsor or an affiliate of the sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for a trust, but at no time will the total amount received for such services, in the aggregate, rendered to all unit investment trusts of which Claymore is the sponsor in any calendar year exceed the actual cost to the sponsor or its affiliates of supplying such services, in the aggregate, in such year.

    The trust will also will pay a fee to the sponsor for creating and developing the trust, including determining the trust objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. Your trust pays this "creation and development fee" as a fixed dollar amount at the close of the initial offering period. The sponsor does not use the fee to pay distribution expenses or as compensation for sales efforts.

    The following additional charges are or may be incurred by the trust:
(a) fees for the trustee's extraordinary services; (b) expenses of the trustee (including legal and auditing expenses, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (e) indemnification of the trustee for any loss, liability or expense incurred by it in the administration of the trust not resulting from gross negligence, bad faith or willful misconduct on its part;
(f) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful malfeasance or its reckless disregard for its obligations under the trust agreement; (g) any offering costs incurred after the end of the initial offering period; and (h) expenditures incurred in contacting unitholders upon termination of the trust. The fees and expenses set forth herein are payable out of a trust and, when owing to the trustee, are secured by a lien on the trust. Since the securities are all securities, and the income stream produced by dividend payments, if any, is unpredictable, the sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. It is expected that the income stream produced by dividend payments may be insufficient to meet the expenses of a trust and, accordingly, it is expected that securities will be sold to pay all of the fees and expenses of the trust. However, treasury obligations may not be sold prior to termination unless the sponsor and the trustee determine that the maturity value of the treasury obligations remaining after such proposed sale, divided by the number of units outstanding after tendered units are redeemed, equals or exceeds $10.00.



    The trust shall also bear the expenses associated with updating the trust's registration statement and maintaining registration or qualification of the units and/or a trust under federal or state securities laws subsequent to initial registration. Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees. The expenses associated with updating registration statements have been historically paid by a unit investment trust's sponsor.


PORTFOLIO TRANSACTIONS AND BROKERAGE ALLOCATION

    When a trust sells securities, the composition and diversity of the securities in the trust may be altered. In order to obtain the best price for a trust, it may be necessary for the supervisor to specify minimum amounts (such as 100 shares) in which blocks of securities are to be sold. In effecting purchases and sales of a trust's portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the trust, the sponsor or dealers participating in the offering of units. In addition, in selecting among firms to handle a particular transaction, the sponsor may take into account whether the firm has sold or is selling products which it sponsors.

PURCHASE, REDEMPTION AND PRICING OF UNITS


    PUBLIC OFFERING PRICE. Units of a trust are offered at the public offering price (which is based on the aggregate underlying value of the securities in the trust and includes the initial sales fee plus a pro rata share of any accumulated amounts in the accounts of the trust). The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D FEE"). The maximum sales fee is set forth in Part A of the prospectus. The deferred sales fee and the C&D Fee will be collected as described in this prospectus. Units purchased subsequent to the initial deferred sales fee payment will be subject to the initial sales fee, the remaining deferred sales fee payments and the C&D Fee. Units sold or redeemed prior to such time as the entire applicable deferred sales fee has been collected will be assessed the remaining deferred sales fee at the time of such sale or redemption. During the initial offering period, a portion of the public offering price includes an amount of securities to pay for all or a portion of the costs incurred in establishing a trust ("ORGANIZATION COSTS"). These organization costs include the cost of preparing the registration statement, the trust indenture and other closing documents, registering units with the Securities and Exchange Commission and states, the initial audit of the trust portfolio, legal fees and the initial fees and expenses of the trustee. These costs will be deducted from a trust as of the end of the initial offering period or after six months, at the discretion of the sponsor. As indicated above, the initial public offering price of the units was established by dividing the aggregate underlying value of the securities by the number of units outstanding. Such price determination as of the opening of business on the date a trust was created was made on the basis of an evaluation of the securities in the trust prepared by the evaluator. After the opening of business on this date, the evaluator will appraise or cause to be appraised daily the value of the underlying securities as of the close of the New York Stock Exchange on days the New York Stock Exchange is open and will adjust the public offering price of the units commensurate with such valuation. Such public offering price will be effective for all orders properly received at or prior to the close of trading on the New York Stock Exchange on each such day. Orders received by the trustee, sponsor or any dealer for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price.



    The value of the securities is determined on each business day by the evaluator based on the net asset value of the Boyar Fund and offer prices for treasury obligations during the primary offering period and bid prices following the primary offering period, or by taking into account the same factors referred to under "Computation of Redemption Price."



    COMPARISON OF PUBLIC OFFERING PRICE AND REDEMPTION PRICE. While the initial public offering price of units will be determined on the basis of the current offering prices of the treasury obligations in a trust and the net asset value of shares of the Boyar Fund, the redemption price per unit (as well as the secondary market price per unit) at which units may be redeemed will be determined on the basis of the current bid prices of the treasury obligations and the net asset value of shares of the Boyar Fund. As of the opening of business on the trust's inception date, the public offering price per unit (based on the offering prices of the treasury obligations in a trust and the net asset value of shares of the Boyar Fund and including the sales charge) exceeded the redemption price at which units could have been redeemed (based upon the current bid prices of the treasury obligations and the net asset value of shares of the Boyar Fund). Under current market conditions the bid prices for U.S. Treasury obligations are expected to be approximately 1/8 to 1/4 of 1% lower than the offer price of such obligations. In the past, bid prices on securities similar to those in the trust have been lower than the offering prices thereof by as much as 5% or more of principal amount in the case of inactively traded bonds or as little as 1/2 of 1% in the case of actively traded bonds, but the difference between such offering and bid prices may be expected to average 3% to 4% of principal amount. For this reason, among others (including fluctuations in the market prices of the securities and the fact that the public offering price includes a sales charge), the amount realized by a unitholder upon any redemption of units may be less than the price paid for such units.


    PUBLIC DISTRIBUTION OF UNITS. During the initial offering period, units of a trust will be distributed to the public at the public offering price thereof. Upon the completion of the initial offering, units which remain unsold or which may be acquired in the secondary market may be offered at the public offering price determined in the manner provided above.

    The sponsor intends to qualify units of a trust for sale in a number of states. Units will be sold through dealers who are members of the National Association of Securities Dealers, Inc. and through others. Broker-dealers and others will be allowed a concession or agency commission in connection with the distribution of units during the initial offering period as set forth in the prospectus.

    Certain commercial banks may be making units of a trust available to their customers on an agency basis. Furthermore, as a result of certain legislative changes effective November 1999, banks are no longer prohibited from certain affiliations with securities firms. This new legislation grants banks new authority to conduct certain authorized activity, such as sales of Units, through financial subsidiaries. A portion of the sales charge discussed above is retained by or remitted to the banks or their financial subsidiaries for these agency and brokerage transactions. The sponsor reserves the right to change the concessions or agency commissions set forth in the prospectus from time to time. In addition to such concessions or agency commissions, the sponsor may, from time to time, pay or allow additional concessions or agency commissions, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a minimum dollar amount of units of unit investment trusts underwritten by the sponsor. At various times the sponsor may implement programs under which the sales force of a broker or dealer may be eligible to win nominal awards for certain sales efforts, or under which the sponsor will reallow to any such broker or dealer that sponsors sales contests or recognition programs conforming to criteria established by the sponsor, or participates in sales programs sponsored by the sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the sponsor in its discretion may from time to time pursuant to objective criteria established by the sponsor pay fees to qualifying brokers or dealers for certain services or activities which are primarily intended to result in sales of units of a trust. Such payments are made by the sponsor out of its own assets, and not out of the assets of any trust. These programs will not change the price unitholders pay for their units or the amount that a trust will receive from the units sold. The difference between the discount and the sales charge will be retained by the sponsor.

    The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.


    SPONSOR PROFITS. The sponsor will receive gross sales fees equal to the percentage of the public offering price of the units of a trust described in the prospectus. In addition, the sponsor may realize a profit (or sustain a loss) as of the date a trust is created resulting from the difference between the purchase prices of the securities to the sponsor and the cost of such securities to the trust. Thereafter, on subsequent deposits the sponsor may realize profits or sustain losses from such deposits. The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily market value of the securities in the trust. The sponsor will also benefit from the management fees received by the Manager as a co-owner and affiliate of the Manager.


    MARKET FOR UNITS. After the initial offering period, the sponsor may maintain a market for units of a trust offered hereby and continuously offer to purchase said units at prices, determined by the evaluator, based on the value of the underlying securities. Unitholders who wish to dispose of their units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. The offering price of any units resold by the sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the sponsor. If the sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of units of the trust if the supply of units exceeds demand, or for other business reasons.

    REDEMPTION. A unitholder who does not dispose of units in the secondary market described above may cause units to be redeemed by the trustee by making a written request to the trustee at its Unit Investment Trust Division office in the city of New York. Unitholders must sign the request, and such transfer instrument, exactly as their names appear on the records of the trustee. If the amount of the redemption is $500 or less and the proceeds are payable to the unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the trustee.

    Redemption shall be made by the trustee no later than the third business day following the day on which a tender for redemption is received (the "REDEMPTION DATE") by payment of cash equivalent to the redemption price, determined as set forth below under "Computation of Redemption Price," as of the close of the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related trust extinguished. The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in the trust at the time of redemption. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. Certain broker-dealers may charge a transaction fee for processing redemption requests.


    The trustee may sell securities designated by the sponsor, or if not so directed, in its own discretion, for the purpose of redeeming units of a trust tendered for redemption and the payment of expenses. However, treasury obligations may not be sold prior to termination unless the sponsor and the trustee determine that the maturity value of the treasury obligations remaining after such proposed sale, divided by the number of units outstanding after tendered units are redeemed, equals or exceeds $10.00.


    In the event that (i) treasury obligations may not be sold to fund a redemption of units pursuant to the indenture, and (ii) no other trust assets are available for liquidation to fund such redemption, the sponsor agrees that it will purchase such units and will tender such units for redemption only at such time and in such manner that the treasury obligations remaining after the sale required to fund such redemption will have a maturity value of not less than $10.00 per units. However, if the sponsor fails to meet this obligation, the trustee will advance to the trust such amounts as may be necessary to pay the redemption value of the tendered units. The trustee shall be reimbursed the amount of any such advance from the trust as soon as treasury obligations may be sold in such amount as will not reduce the maturity value of treasury obligations still held in the trust below the amount required to distribute $10.00 per unit from the proceeds of the sale or maturity of the treasury obligations upon the termination of the trust on the mandatory termination date. The trustee shall be deemed to be the beneficial owner of the treasury obligations held in the trust to the extent of all amounts advanced by it pursuant to the indenture, and such advances shall be secured by a lien on the trust prior to the interest of unitholders, PROVIDED, HOWEVER, that the trustee's beneficial interest in the trust and the lien securing such interest shall not at any time exceed such amount as would reduce the amount distributable from the trust upon maturity or sale of treasury obligations upon the termination of the trust on the mandatory termination date to less than $10.00 per unit.


    In the event that (i) treasury obligations may not be sold to pay trust expenses pursuant to the indenture; and (ii) no other trust assets are available for liquidation to pay such expenses, the sponsor shall be liable for such expenses required to be paid pursuant to the indenture or otherwise required for the administration of the trust.


    Under regulations issued by the Internal Revenue Service, the trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the trustee has not been furnished the redeeming unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return. Under normal circumstances the trustee obtains the unitholder's tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing unpaid dividends shall be withdrawn from the Income Account of a trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for a trust.


    Unitholders tendering units for redemption may request a Distribution In Kind from the trustee in lieu of cash redemption. A unitholder may request a Distribution In Kind of an amount and value of securities per unit equal to the redemption price per unit as determined as of the evaluation time next following the tender, provided that the tendering unitholder is (1) entitled to receive at least $25,000 of proceeds as part of his or her distribution or if he paid at least $25,000 to acquire the units being tendered and (2) the unitholder has elected to redeem at least thirty days prior to the termination of the trust. If the unitholder meets these requirements, a Distribution In Kind will be made by the trustee through the distribution of each of the securities of the trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The tendering unitholder shall be entitled to receive whole shares of each of the securities comprising the portfolio of the trust and cash from the Capital Account equal to the fractional shares to which the tendering unitholder is entitled. For the trust a Distribution In Kind is currently only available for shares of the Boyar Fund. However, it is the sponsor's intent to obtain the necessary exemptive relief from the Securities and Exchange Commission to allow the Treasury Obligations to be liquidated and the proceeds invested in additional shares of the Boyar Fund. If you choose to receive an in-kind distribution of shares of the Boyar Fund you will incur a Rule 12b-1 fee imposed on shares of the Boyar Fund. You may not request this option in the last 30 days of your trust's life. We may modify or discontinue this option at any time without notice. The trustee shall make any adjustments necessary to reflect differences between the redemption price of the units and the value of the securities distributed in kind as of the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering unitholder, the trustee may sell securities. The in-kind redemption option may be terminated by the sponsor at any time. The trustee is empowered to sell securities in order to make funds available for the redemption of units. However, treasury obligations may not be sold prior to termination unless the sponsor and the trustee determine that the maturity value of the treasury obligations remaining after such proposed sale, divided by the number of units outstanding after tendered units are redeemed, equals or exceeds $10.00. To the extent that securities are sold or redeemed in kind, the size of a trust will be, and the diversity of a trust may be, reduced but each remaining unit will continue to represent approximately the same proportional interest in each security. Sales may be required at a time when securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the unitholder depending on the value of the securities in the portfolio at the time of redemption.


    The right of redemption may be suspended and payment postponed for more than three business days following the day on which tender for redemption is made
(1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted; (2) for any period during which an emergency exists as a result of which disposal by the trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the trust agreement; or (3) for such other period as the Securities and Exchange Commission may by order permit. The trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.


    COMPUTATION OF REDEMPTION PRICE. The redemption price per unit (as well as the secondary market public offering price) will generally be determined on the basis set forth below. The redemption price per unit is the pro rata share of each unit in a trust determined generally on the basis of (i) the cash on hand in the trust or moneys in the process of being collected and (ii) the value of the securities in the trust less (a) amounts representing taxes or other governmental charges payable out of the trust, (b) any amount owing to the trustee for its advances and (c) the accrued expenses or remaining deferred sales fees of the trust. During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organizational costs. The evaluator may determine the value of the securities in the trust in the following manner: (i) for shares of the Boyar Value Fund the evaluation will generally be based on the net asset value of its shares; and (ii) for treasury obligations, an evaluation as described above shall be based, as of the evaluation time, (a) on the basis of the current bid price (offering prices for primary market purchases) on the over-the-counter market (unless the evaluator deems such price inappropriate as a basis for evaluation), (b) on the basis of current bid prices (offering prices for primary market purchases) for the treasury obligations as obtained from investment dealers or brokers who customarily deal in securities comparable to those held by the trust, (c) if bid prices (offering prices for primary market purchases) are not available for treasury obligations, on the basis of bid prices (offering prices for primary market purchases) for comparable securities,
(d) by determining the valuation of the treasury obligations on the bid side (offering side for primary market purchases) of the market by appraisal, or
(e) by any combination of the above. However, if treasury obligations are sold on such day, then such evaluation for the treasury obligations shall be the weighted average of the execution prices for all treasury obligations sold on such day.



    The redemption price for treasury obligations is determined on the basis of the bid prices of the treasury obligations in a trust. Please note that the initial public offering price of a trust which contains treasury obligations will be determined on the basis of the offering prices of the treasury obligations as of the evaluation time.


    RETIREMENT PLANS. A trust may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The trust will lower the minimum investment requirement for IRA accounts to $250. Fees and charges with respect to such plans may vary.

    OWNERSHIP OF UNITS. Ownership of units will not be evidenced by certificates. All evidence of ownership of units will be recorded in book entry form either at Depository Trust Company("DTC") through an investor's brokers' account or through registration of the units on the books of the trustee. Units held through DTC will be registered in the nominee name of Cede & Co. Individual purchases of beneficial ownership interest in the trust will be made in book entry form through DTC or the trustee. Ownership and transfer of units will be evidenced and accomplished by book entries made by DTC and its participants if the units are evidenced at DTC, or otherwise will be evidenced and accomplished by book entries made by the trustee. DTC will record ownership and transfer of the units among DTC participants and forward all notices and credit all payments received in respect of the units held by the DTC participants. Beneficial owners of units will receive written confirmation of their purchases and sale from the broker dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the unitholder. Unitholders must sign such written request exactly as their names appear on the records of the trust. The signatures must be guaranteed by a participant in the STAMP or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be acceptable by the trustee.

    Units may be purchased in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places.

TAXES


    This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.


    In the opinion of Chapman and Cutler, counsel for the trust, under existing law:


    ASSETS OF THE TRUST. The Trust will hold one or more of the following:
(i) zero coupon U.S. Treasury bonds (the "TREASURY OBLIGATIONS") and
(ii) interests in a mutual fund (the "RIC SHARES"). All of the assets held by the Trust constitute the "Trust Assets." For purposes of this federal tax discussion, it is assumed that the RIC Shares constitute shares in an entity treated as a regulated investment company (the "RIC") for federal income tax purposes.



    TRUST STATUS. The Trust will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Trust Assets, and as such you will be considered to have received a pro rata share of income (E.G., dividends, accruals of original issue discount, and capital gains, if any) from the Trust Assets when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from the Trust Assets which you must take into account for federal income tax purposes is not reduced by amounts used to pay Trust expenses (including the deferred sales charge, if any).



    YOUR TAX BASIS AND INCOME OR LOSS UPON DISPOSITION. If the Trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your Units, generally including sales charges, among each Trust Asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of accruals of original issue discount, as discussed below, or certain dividends that exceed the RIC's accumulated earnings and profits).



    If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property acquired after December 31, 2000, with a holding period of more than five years.



    Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations. In the case of capital gain dividends, the determination of which portion of the capital gain dividend, if any, that may be treated as long term gain from property held for more than five years eligible for the 18% (or 8%) tax rate will be made based on regulations prescribed by the United States Treasury.



    DIVIDENDS FROM RIC SHARES. Some dividends on the RIC Shares may qualify as "capital gain dividends," generally taxable to you as long-term capital gains. Other dividends on the RIC Shares, will generally be taxable to you as ordinary income. If you hold a Unit for six months or less or if the Trust holds a RIC Share for six months or less, any loss incurred by you related to the disposition of such RIC Share will be treated as long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to be received) with respect to such RIC Share. Distributions of income or capital gains declared on RIC Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the RIC during the following January.



    DIVIDENDS RECEIVED DEDUCTION. A corporation that owns Units generally will not be entitled to the dividends received deduction with respect to many dividends received by the Trust, because the dividends received deduction is generally not available for dividends from RICs. However, certain dividends on the RIC Shares that are attributable to dividends received by the RIC from certain domestic corporations may be designated by the RIC as being eligible for the dividends received deduction.



    ORIGINAL ISSUE DISCOUNT. The Treasury Obligations will generally be treated as having original issue discount. This original issue discount is generally equal to the difference between the amount payable on the due date and your purchase price allocable to the Treasury Obligations. Original issue discount accrues on a daily basis and is generally treated as interest income for federal income tax purposes as it accrues. Your basis of each Treasury Obligation must be increased as original issue discount accrues. The rules relating to original issue discount are very complex and special rules apply in numerous circumstances.



    EXCHANGES AND ROLLOVERS. If you elect to reinvest amounts received from the Trust into a future trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of the Trust for units of a future trust will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical assets under the wash sale provisions of the Internal Revenue Code.



    IN-KIND DISTRIBUTIONS. UNDER CERTAIN CIRCUMSTANCES, AS DESCRIBED IN THIS PROSPECTUS, YOU MAY REQUEST AN IN-KIND DISTRIBUTION OF TRUST ASSETS WHEN YOU REDEEM YOUR UNITS OR AT THE TRUST'S TERMINATION. BY ELECTING TO RECEIVE A DISTRIBUTION OF TRUST ASSETS, YOU WILL RECEIVE WHOLE TRUST ASSETS PLUS, POSSIBLY, CASH.



    You will not recognize gain or loss if you only receive Trust Assets in exchange for your pro rata portion of the Trust Assets held by the Trust. However, if you also receive cash in exchange for a Trust Asset or a fractional share of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional share of the Trust Asset.



    LIMITATIONS ON THE DEDUCTIBILITY OF TRUST EXPENSES. Generally, for federal income tax purposes, you must take into account your full pro rata share of the Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by the Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

    FOREIGN, STATE AND LOCAL TAXES. Under certain circumstances, a RIC may elect to pass through to its shareholders certain foreign taxes paid by the RIC. If the RIC makes this election with respect to RIC Shares, you must include in your income for federal income tax purposes your portion of such taxes, and you may be entitled to a credit or deduction for such taxes.



    If you are a foreign investor (I.E., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some of the income from the Trust or on gain from the sale or redemption of your Units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes.


    In the opinion of Emmet, Marvin & Martin LLP, Special Counsel to the trust for New York tax matters, under the existing income tax laws of the State of New York, the trust is not an association taxable as a corporation and the income of the trust will be treated as the income of the Unitholders thereof.

EXPERTS

    LEGAL MATTERS. Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, acts as counsel for the trust and has passed upon the legality of the units.


    INDEPENDENT AUDITORS. The statement of financial condition, including the Trust Portfolio, appearing herein, has been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and is included in reliance on such report given on the authority of such firm as experts in accounting and auditing.


PERFORMANCE INFORMATION


    Information contained in the prospectus, as it currently exists or as further updated, may also be included from time to time in other prospectuses or in advertising material. Information on the performance of a trust strategy or the actual performance of a trust may be included from time to time in other prospectuses or advertising material and may reflect sales charges and expenses of a trust. The performance of a trust may also be compared to the performance of money managers as reported in SEI Fund Evaluation Survey or of mutual funds as reported by Lipper Analytical Services Inc. (which calculates total return using actual dividends on ex-dates accumulated for the quarter and reinvested at quarter end), Money Magazine Fund Watch (which rates fund performance over a specified time period after sales charge and assuming all dividends reinvested) or Wiesenberger Investment Companies Service (which states fund performance annually on a total return basis) or of the New York Stock Exchange Composite Index, the American Stock Exchange Index (unmanaged indices of securities traded on the New York and American Stock Exchanges, respectively), the Dow Jones Industrial Average (an index of 30 widely traded industrial common securities) or the Standard & Poor's 500 Index (an unmanaged diversified index of 500 securities) or similar measurement standards during the same period of time.

                     CLAYMORE SECURITIES DEFINED PORTFOLIOS
                   CLAYMORE VALUE AND PRESERVATION PORTFOLIO
                               PROSPECTUS-PART B
                                AUGUST 13, 2002


WHERE TO LEARN MORE

You can contact us for free information about this and other investments.

VISIT US ON THE INTERNET
http://www.claymoresecurities.com

BY E MAIL
invest@claymoresecurities.com

CALL CLAYMORE
(800) 345-7999
Pricing Line (888) 248-4954

CALL THE BANK OF NEW YORK
(800) 701-8178 (investors)
(800) 647-3383 (brokers)

ADDITIONAL INFORMATION

    This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain a copy of this information (a duplication fee may be required):

       E MAIL:                publicinfo@sec.gov

       WRITE:                 Public Reference Section
                              Washington, D.C. 20549-0102

       VISIT:                 http://www.sec.gov (EDGAR Database)

       CALL:                  1-202-942-8090 (only for information on the operation of the
                              Public Reference System)

    When units of the trust are no longer available, we may use this prospectus as a preliminary prospectus for a future trust. In this case you should note that:

    THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE WITH RESPECT TO FUTURE TRUSTS AND MAY BE CHANGED. NO ONE MAY SELL UNITS OF A FUTURE TRUST UNTIL A REGISTRATION STATEMENT IS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL UNITS AND IS NOT SOLICITING AN OFFER TO BUY UNITS IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

CONTENTS

                        Investment Summary
-----------------------------------------------------
A CONCISE       2       Overview
DESCRIPTION     2       Investment Objective
OF ESSENTIAL    2       Principal Investment Strategy
INFORMATION     3       Principal Risks
ABOUT THE       4       Who Should Invest
PORTFOLIO       5       Essential Information
                5       Fees and Expenses
                6       Example

                        Understanding Your Investment
-----------------------------------------------------
DETAILED         7      How to Buy Units
INFORMATION     11      How to Sell Your Units
TO HELP YOU     12      Distributions
UNDERSTAND      13      Investment Risks
YOUR            15      How the Trust Works
INVESTMENT      16      General Information
                18      Expenses
                19      Trust Portfolio
                20      Report of Independent Auditors
                21      Statement of Financial Condition

FOR THE TABLE OF CONTENTS OF PART B, SEE PART B OF THE PROSPECTUS.

Where to Learn More
-----------------------------------------------------------
YOU CAN CONTACT US FOR    Visit us on the Internet
FREE INFORMATION ABOUT    http://www.claymoresecurities.com
THIS AND OTHER INVEST-    By e-mail
MENTS.                    invest@claymoresecurities.com
                          Call Claymore  (800) 345-7999
                          Pricing Line (888) 248-4954
                          Call The Bank of New York
                          (800) 701-8178 (investors)
                          (800) 647-3383 (brokers)

Additional Information
-----------------------------------------------------------

This Prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information (a duplication fee may be required):

        E-MAIL: publicinfo@sec.gov
        WRITE:  Public Reference Section, Washington, D.C. 20549-0102
        VISIT:  http://www.sec.gov (EDGAR Database)
        CALL:   1-202-942-8090 (only for information on
                the operation of the Public Reference Section)

REFER TO:
        CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 128
        Securities Act file number:  333-90982
        Investment Company Act file number:  811-03763

        BOYAR VALUE FUND, INC.
        Securities Act file number:  333-29253
        Investment Company Act file number:  811-8253

When units of the trust are no longer available, we may use this prospectus as a preliminary prospectus for a future trust. In this case you should note that:

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE WITH RESPECT TO FUTURE TRUSTS AND MAY BE CHANGED. NO ONE MAY SELL UNITS OF A FUTURE TRUST UNTIL A REGISTRATION STATEMENT IS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL UNITS AND IS NOT SOLICITING AN OFFER TO BUY UNITS IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                            CLAYMORE SECURITIES
                             DEFINED PORTFOLIOS
                                     SERIES 128

                              PROSPECTUS PART A
                          DATED AUGUST 13, 2002


                         VALUE AND PRESERVATION
                              DEFINED PORTFOLIO
                                       SERIES 1

 [CLAYMORE LOGO]

                       CONTENTS OF REGISTRATION STATEMENT

A.       Bonding Arrangements of Depositor:

                  The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

                         INSURER/POLICY NO.                         AMOUNT

                  National Union Fire Insurance
                  Company of Pittsburgh,                           $250,000
                  Pennsylvania
                  959-9000


B. This amendment to the Registration Statement comprises the following papers and documents:

                                The facing sheet

                                 The Prospectus

                                 The signatures

                         Consents of Independent Public
                      Accountants and Counsel as indicated


                         Exhibits as listed on page S-5

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Claymore Securities Defined Portfolios, Series 128 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Wichita and State of Kansas on the 13th day of August, 2002.

                                     CLAYMORE SECURITIES DEFINED PORTFOLIOS,
                                        SERIES 128

                                                     (Registrant)

                                      By CLAYMORE SECURITIES, INC.
                                                     (Depositor)


                                      By    /s/ Benjamin T. Fulton
                                        ---------------------------------
                                                      President

         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:


    SIGNATURE                                 TITLE*                                               DATE
    ---------                                 -----                                                ----

SIGNATURE                              TITLE*                                             DATE
Benjamin T. Fulton                     President and Director                          )
                                                                                       )
                                                                                       )
                                                                                       )
David Hooten                           Chairman of the Board of Directors              )    /s/ BENJAMIN T. FULTON
                                                                                       ) -----------------------------
                                                                                       )     Benjamin T. Fulton
                                                                                       )     Attorney-in-Fact*
                                                                                       )
Robin K. Pinkerton                     Secretary, Chief Financial Officer, Executive   )     August 13, 2002
                                       Vice President, Treasurer and Director

*    An executed copy of each of the related powers of attorney were filed as
     Exhibit 6.0 to Registration Statement No. 333-72828 on December 11, 2001.

** The titles of the persons named herein represent their capacity in and relationship to Claymore Securities, Inc., the Depositor.

                         CONSENT OF INDEPENDENT AUDITORS

The consent of Ernst & Young LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.1 to the Registration Statement.


                          CONSENT OF CHAPMAN AND CUTLER

The consent of Chapman and Cutler to the use of its name in the Prospectus included in the Registration Statement is contained in its opinions filed by this amendment as Exhibits 3.1 and 3.2 to the Registration Statement.


                     CONSENT OF EMMET, MARVIN & MARTIN, LLP

The consent of Emmet, Marvin & Martin, LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinion filed by this amendment as Exhibit 3.3 to the Registration Statement.

                                LIST OF EXHIBITS

1.1     Reference Trust Agreement.

1.1.1   Standard Terms and Conditions of Trust (Reference is made to Exhibit
        1.1.1 to Amendment No. 2 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 118 (File No. 333-72828 filed on February 6, 2002).

2.1 Form of Code of Ethics (Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 for Ranson Unit Investment Trusts, Series 92 (File No. 333-31782 filed on March 4, 2000).

3.1 Opinion of counsel as to legality of securities being registered including a consent to the use of its name in the Registration Statement.

3.2 Opinion of counsel as to Federal income tax status of securities being registered including a consent to the use of its name in the Registration Statement.

3.3 Opinion of counsel as to New York income tax status of securities being registered including a consent to the use of its name in the Registration Statement.

3.4     Opinion of Counsel as to the Trustee and the Trust(s).

4.1     Consent of Independent Auditors.